GLENCAIRN GOLD CORPORATION

RENEWAL ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

MARCH 29, 2005

6 Adelaide Street East, Suite 500
Toronto, Ontario M5C 1H6

GLENCAIRN GOLD CORPORATION
RENEWAL ANNUAL INFORMATION FORM FOR THE
FISCAL YEAR ENDED DECEMBER 31, 2004
TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This annual information form contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in this annual information form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this annual information form and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

NON-GAAP PERFORMANCE MEASURES

        “Total cash cost” figures and “cash operating cost” figures are calculated in accordance with standards developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented below may not be comparable to other similarly titled measures of other companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by sold to arrive at the cash operating cost per ounce. Total cash costs include cash operating costs, royalties and production taxes. Total cash costs are then divided by ounces sold to arrive at the total cash costs per ounce. These measures are considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. These data are furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

CURRENCY EXCHANGE RATE INFORMATION

        This renewal annual information form contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “Canadian dollars” or “Cdn$".

        The high, low, average and closing exchange rates for Canadian dollars in terms of the US dollar for each of the last three years ended December 31, as quoted by the Bank of Canada, were as follows:

	Year ended December 31,
	2004	2003	2002
High	$1.40	$1.57	$1.61
Low	1.18	1.29	1.51
Average(1)	1.30	1.40	1.57
Closing	1.20	1.29	1.58

(1)        Calculated as an average of the daily noon rates for each period.

GOLD PRICES

        The high, low, average and closing afternoon fixing gold prices in US dollars per troy ounce for each of the last three years ended December 31, as quoted on the London Bullion Market, were as follows:

	Year ended December 31,
	2004	2003	2002
High	$454	$416	$349
Low	375	320	278
Average	410	363	310
Closing	436	416	347

FINANCIAL INFORMATION

        Financial information in this renewal annual information form is presented in accordance with Canadian generally accepted accounting principles.

GLOSSARY OF MINERAL RESOURCE AND MINERAL RESERVE DEFINITIONS

        The following is a glossary of terms used in this renewal annual information form:

“mineral reserves”	A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes allowances for dilution and losses that may occur when the material is mined.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated mineral resource, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“mineral resources”	A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resources: An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

GLENCAIRN GOLD CORPORATION

ITEM 3
CORPORATE STRUCTURE

        Glencairn Gold Corporation (“Glencairn” or the “Company”) was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated April 22, 1987 under the name Glencairn Explorations Ltd. Glencairn changed its name to Glencairn Gold Corporation pursuant to articles of amendment dated September 30, 2002. At its upcoming annual meeting, scheduled to be held on May 10, 2004, the Company’s shareholders will be asked to approve the continuance of the Company under the Canada Business Corporations Act.

        The Company’s head office is located at 6 Adelaide Street East, Suite 500, Toronto, Ontario, M5C 1H6.

        The following chart illustrates the Company’s principal subsidiaries (the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities held by the Company. All subsidiaries are wholly owned except where indicated otherwise.

        As used in this renewal annual information form, except as otherwise required by the context, reference to the “Company” or “Glencairn” means Glencairn Gold Corporation and the Subsidiaries.

ITEM 4
GENERAL DEVELOPMENT OF THE BUSINESS

General

        Glencairn is a gold mining company focused on developing low-cost mines in the Americas. The past year was Glencairn’s first full year as an operating company. Glencairn has the Limon gold mine (the “Limon Mine”) in Nicaragua in production and the Bellavista gold mine (the “Bellavista Mine”), in Costa Rica nearing production. At the beginning of 2004, the Company had two key objectives; the increasing of mineral reserves and resources at the Limon Mine and the construction of the Bellavista Mine.

        In 2004, the Company doubled the mineral reserves and resources at the Limon Mine and raised additional financing required for the Bellavista Mine in Costa Rica through equity financings completed in March and December 2004. Construction at the Bellavista Mine commenced in December 2003 and mining operations began in March 2005. Leaching operations are expected to commence in April, 2005 with the first gold pour expected during the second quarter of 2005.

Three Year History

        On October 31, 2002, the Company acquired a 100% interest in the Bellavista Mine through the acquisition of all of the issued and outstanding common shares of Wheaton River Holdings Ltd. (renamed Glencairn Holdings Ltd. (“GHL”)) from Wheaton River Minerals Ltd. (“Wheaton River”) in consideration for the issuance of 750,000 Glencairn common shares and $140,000. The Bellavista Mine is located 70 kilometres northwest of the city of San Jose, Costa Rica.

        On October 17, 2003, Glencairn completed a business combination (the “Business Combination”) with Black Hawk Mining Inc. (“Black Hawk”). As a result of the Business Combination, Glencairn holds a 95% interest in the Limon Mine in Nicaragua and 100% interest in the Vogel gold property (the “Vogel Property”) in Hoyle Township, Ontario. In 2004, the Limon Mine produced 46,135 ounces of gold from 341,234 tonnes of ore milled, compared to production in 2003 of 45,851 ounces of gold from 284,116 tonnes of ore milled. In connection with the Business Combination, the common shares of Glencairn were listed on the Toronto Stock Exchange (the “TSX”). See “General Development of the Business – Acquisitions – Black Hawk Business Combination”.

        Glencairn completed three equity financings between September and November 2003. On September 18, 2003, Glencairn completed a private placement of 17.1 million special warrants for net proceeds of $5.3 million. Upon the completion of the Business Combination, each special warrant was deemed to have been exchanged for one Glencairn common share and one-half of a common share purchase warrant for no additional consideration. On October 15, 2003, Glencairn completed a private placement of 3.5 million flow-through units raising $1.2 million. Glencairn used the proceeds from the offering to carry out exploration work on its Vogel Property and to carry out exploration work to earn a 3.8% interest in a diamond project in the Northwest Territories of Canada, owned by Sanatana Diamonds Inc. On November 26, 2003, Glencairn completed a private placement of 13.5 million units, each unit comprised of one common share and one-half of a common share purchase warrant for net proceeds of $8.1 million. The Company used the proceeds to begin construction at the Bellavista Mine and for general corporate purposes.

        In January 2004, the Company commenced an aggressive exploration program designed to substantially increase the Company’s proven and probable mineral reserves, primarily focussed on drilling on the Limon Mine and surrounding properties in Nicaragua.

        On March 3, 2004, Glencairn completed an equity financing for net proceeds of $17.5 million. A syndicate of underwriters, led by Orion Securities Inc., and including BMO Nesbitt Burns Inc. and Desjardins Securities Inc. (the “Underwriters”), purchased 30 million units at a price of Cdn$0.85 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant (the “Units”). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The warrants commenced trading on the TSX on March 3, 2004 under the trading symbol “GGG.WT”. These warrants were issued under supplement to the Warrant Indenture created in November 2003 and have the same terms as the warrants issued in November 2003. On March 17, 2004, the Underwriters exercised the over-allotment option granted in connection with the equity financing in full and purchased an additional 4.5 million Units generating net proceeds of $2.7 million. The funds from this financing provided the funds to build the Bellavista Mine.

        On December 9, 2004, the Company closed a bought-deal equity financing for net proceeds of $7.5 million. A syndicate of underwriters, led by Orion Securities Inc., and including McFarlane Gordon Inc., RBC Dominion Securities Inc. and Desjardins Securities Inc, purchased 13.7 million units at a price of Cdn$0.73 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. These warrants were issued under a supplement to the Warrant Indenture created in November 2003 and have the same terms as the warrants issued in November 2003 and March 2004. The net proceeds of the financing are being used to fund remaining capital expenditures at its Bellavista Mine, for exploration and for general working capital.

        At the Bellavista Mine, mining operations commenced in March, 2005 and the mine is scheduled to begin producing gold in the second quarter of 2005. Its designed capacity of 60,000 ounces of gold per year is expected to be attained by early 2006. Bench development has begun in the mine and some ore has been mined and stockpiled for start-up. The primary, secondary and tertiary crushers along with the associated conveyors have been installed. The agglomeration circuit is complete and the cement addition system is nearing completion. The leach pad and solution collection ponds are complete. Work on the ADR (adsorption/desorption/recovery) plant is progressing well.

        The Company’s common shares began trading on the American Stock Exchange (the “AMEX”) on Wednesday, February 23, 2005, under the ticker symbol “GLE.” Glencairn’s common shares and warrants also continue to trade on the Toronto Stock Exchange under the ticker symbols GGG and GGG.WT, respectively.

Acquisitions

Black Hawk Business Combination

        On October 17, 2003, Glencairn completed the Business Combination, pursuant to which a wholly-owned subsidiary of Glencairn and Black Hawk amalgamated to form Black Hawk Mining Inc., a wholly-owned subsidiary of Glencairn, and Glencairn issued to former shareholders of Black Hawk one common share for every three outstanding common shares of Black Hawk. In the aggregate, Glencairn issued approximately 47.4 million Glencairn common shares to Black Hawk shareholders in exchange for all of the outstanding common shares of Black Hawk.

Bellavista Mine Acquisition

        On October 31, 2002, the Company acquired a 100% interest in the Bellavista Mine by purchasing all of the issued and outstanding common shares of GHL from Wheaton River in consideration for the issuance of 750,000 Glencairn common shares and $140,000. See “Narrative Description of the Business – Mineral Projects – Bellavista Mine”.

Risks of the Business

        The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Exploration, Development and Operating Risks

        Mining operations generally involve a high degree of risk. Glencairn’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, ground failure, flooding and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are taken, milling operations are subject to hazards such as equipment failure or failure of tailing impoundment dams that may result in environmental pollution and consequent liability.

        The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Glencairn or any of its joint venture partners will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Glencairn not receiving an adequate return on invested capital.

        There is no certainty that the expenditures made by Glencairn towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The Company’s ability to execute its planned exploration programs on a timely basis is dependent on a number of factors beyond the Company’s control including availability of drilling services, ground conditions, weather conditions and permitting.

Insurance and Uninsured Risks

        Glencairn’s business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

        Although Glencairn maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Glencairn may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Glencairn or to other companies in the mining industry on acceptable terms. Glencairn might also become subject to liability for pollution or other hazards that may not be insured against or that Glencairn may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Glencairn to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

        All phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the

Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests. Previous or existing owners or operators may have caused environmental hazards on properties on which the Company holds interests.

        Government approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration, development or operation of mineral properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations and parties that were engaged in mining operations in the past, including the Company, may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or the more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Infrastructure

        Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

        The figures for mineral reserves and mineral resources contained in this annual information form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

        Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s operations, financial condition and results of operations.

        All mineral resource and reserve estimates have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and mineral resource and reserve information may not be comparable to similar information concerning U.S. companies.

Need for Additional Reserves

        Because mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Land Title

        The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

        Glencairn’s subsidiary, Metales Procesados MRW S.A., has been made a party to a legal proceeding, brought by an anti-mining special interest group in Costa Rica before the Constitutional Court of Costa Rica against three branches of the Government of Costa Rica, that alleges several deficiencies in the process followed by the Government in granting permits for the Bellavista Mine. The legal proceeding does not include a challenge to the exploitation concession under which Metales’ holds its mineral rights to the Bellavista Mine. The Company and its Costa Rican legal counsel have reviewed the allegations and believe they are without legal merit and factual basis. Governmental officials in Costa Rica have stated publicly on several occasions that construction of the mine is being carried out in compliance with Costa Rican law. Glencairn understands that it may take as long as three years before a decision is rendered by the Court. The Company is confident that its position will be upheld.

Competition

        The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

Additional Capital

        The exploration and development of the Company’s properties, including continuing exploration and development projects, the construction of mining facilities and commencement of mining operations and the growth of the Company, may require substantial additional financing. Failure to obtain sufficient financing could result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. An important, source of funds available to the Company is through the sale of equity capital, properties, royalty interests or the entering into of joint ventures. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations and ability to grow.

Commodity Prices

        The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations. Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

        In addition to adversely affecting the Company’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

        The profitability of the Company’s operations is also dependent on the costs of consumables used in its operations. Profitability will be impacted by the cost of such consumables including fuel, energy, steel, lime and other products used in the operations. During 2004, significant increases in the cost of these materials impacted profitability and further increases in the future may further impact profitability.

Government Regulation of the Mining Industry

        The mining and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its mining and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Operations

        The Company’s operations are currently conducted in Nicaragua and Costa Rica and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

        Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua or Costa Rica may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

        In 2002, the President of Costa Rica issued a presidential decree which put a moratorium on open-pit mining in Costa Rica. Although this moratorium applies to new projects, and not existing projects that have been approved, such as the Bellavista Mine, the decree is indicative that the government of Costa Rica has a negative view of open pit mining.

        Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with varied or other interests.

        The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Income Taxes

        The Company’s current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions.  While management does not believe that there is a significant risk to the Company’s tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure.

Labour and Employment Matters

        Production at its mining operations is dependent upon the efforts of the Company’s employees and the Company’s relations with its unionized and non-unionized employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, financial condition and results of operations.

Foreign Subsidiaries

        The Company is a holding company that conducts operations through foreign subsidiaries, joint ventures and divisions and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Market Price of Common Shares

        Glencairn common shares are listed on the TSX and AMEX. Securities of small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America, and global and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may affect the price of Glencairn common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Glencairn common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities.

        As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dividend Policy

        No dividends on the common shares have been paid by the Company to date. The Company does not anticipate declaring or paying any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s earnings, capital requirements and financial conditions.

Dilution to Glencairn Common Shares

        As of March 25, 2005, 155,240,531 Glencairn common shares were issued and outstanding and an additional 47,190,331 Glencairn Common Shares were issuable on exercise of warrants, options or other rights to purchase common shares at prices ranging from Cdn$0.23 to Cdn$3.00.

        During the life of the warrants, options and other rights, the holders are given an opportunity to profit from a rise in the market price of the Glencairn common shares with a resulting dilution in the interest of the other shareholders. Glencairn’s ability to obtain additional financing during the period such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the Glencairn common shares. The holders of the warrants, options and other rights may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

        The increase in the number of Glencairn common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of such additional Glencairn common shares, the voting power of the Company’s existing shareholders will be substantially diluted.

Future Sales of Common Shares by Existing Shareholders

        Sales of a large number of Glencairn common shares in the public markets, or the potential for such sales, could decrease the trading price of the Glencairn common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Dependence upon Key Management Personnel and Executives

        The Company is dependent upon a number of key management personnel, including its President and Chief Executive Officer, its Chairman and its Chief Operating Officer. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration and development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

History of Losses

        The Company has experienced operating losses during its last three fiscal years, amounting to $8,594,000 for the year ended December 31, 2004, $1,249,000 (Restated) for the year ended December 31, 2003, $3,501,000 (Restated) for the year ended December 31, 2002 (See note 1 of the financial statements for an explanation of the accounting treatment of the Business Combination). The Company’s ability to operate profitably in the future will depend on the success of its principal properties and on the price of gold. There can be no assurance that the Company will be profitable.

ITEM 5
DESCRIPTION OF THE BUSINESS

Overview

        Glencairn is an international gold mining and exploration company that operates the Limon Mine in Nicaragua, is constructing the Bellavista Mine in Costa Rica and is also engaged in the exploration for gold in the Americas.

Principal Product

        As a result of the Business Combination, Glencairn is a producing gold company. There is a world-wide gold market into which the Company can sell its gold and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it produces.

Competitive Conditions

        The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to operate and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection Requirements

        Glencairn’s properties are affected in varying degrees by government regulations relating, among other things, to the acquisition of land, pollution control and environmental protection, land reclamation, safety and production. Changes in any of these regulations or in the application of the existing regulation are beyond the control of the Company and may adversely affect its operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. Glencairn may be required to compensate those suffering loss or damage by reason of its activities. The effect of these regulations cannot be accurately predicted.

Employees

        As at December 31, 2004 the Company had 14 full-time employees in Canada, 469 employees at the Limon Mine and 184 employees at the Bellavista Mine, with an additional 168 persons working for contractors at Bellavista.

Glencairn Gold Corporation Mineral Reserves and Mineral Resources as at Dec. 31, 2004

Mineral Reserves

	Gold price	Cut-off grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Limon - proven, underground	$375	3.82	177,600	5.88	33,600
Limon - probable, underground	$375	3.82	1,574,000	5.15	260,830
Limon - probable, open pit	$375	1.80	35,200	2.71	3,070
Limon Total			1,786,800	5.18	297,500
Bellavista - proven	$325	0.5	9,847,000	1.48	467,350
Bellavista - probable	$325	0.5	1,392,700	1.96	87,720
Bellavista Total			11,239,700	1.54	555,070
Total Proven & Probable					852,570

Measured and Indicated Mineral Resources (additional to mineral reserves)

Limon - Measured	4.5	20,500	6.30
Limon - Indicated	4.5	182,300	5.97
Limon Total	4.5	202,800	6.00
La India - Indicated	4.5	775,400	8.2
Bellavista - Measured and Indicated	0.5	9,932,800	1.2

Inferred Mineral Resources (additional to mineral reserves)

Limon	4.5	955,800	6.95
La India	4.5	1,123,500	9.3

Note 1 — The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 (“CIM Standards”). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources for Limon and Bellavista are in addition to Mineral Reserves.

Note 2 — The mineral reserve and mineral resource estimates for the Limon Mine set out in the above table were prepared under the supervision of K. Atkin, P.Geo., an employee of the Company and the responsible Qualified Person, in compliance with National Instrument 43-101. H. Agnerian, P. Geo., and J. Cox, P. Eng., of Roscoe Postle Associates Inc. are the Qualified Persons who audited the mineral reserves and mineral resources.

Note 3 — The mineral resources for the Bellavista Mine set out in the above table were prepared by Snowden Mining Industry Consultants Inc. The mineral reserves for the Bellavista Mine were prepared by Wheaton River Minerals Ltd. Pincock, Allen & Holt Ltd. audited the mineral reserves and mineral resources. Bellavista mineral reserves are based on a strip ratio of 1.32:1 (tonnes waste per tonne of ore). Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For the Bellavista mineral resources, readers should refer to Mineral Resources for the Bellavista Mine on page 41 of this Annual Information Form.

Note 4 — The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 1 above, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The La India mineral resources should be considered historical estimates, as appropriate.

Mineral Projects

Limon Mine

        Glencairn holds an indirect 95% interest in Triton Minera S.A. (“TMSA”) which owns and operates the Limon gold mine concession and owns thirteen other mineral concessions, all at the exploration stage, including the La India concession which features a previously-producing operation. The remaining 5% interest in TMSA is held by Inversiones Mineras S.A. (“IMISA”), a holding company representing the unionized workers of Nicaragua. No dividends are payable on the 5% interest held by TMSA until all capital has been repaid.

        The following information has been largely derived from the following technical reports:

•	"Technical Report on Limon Mine, Nicaragua" dated February 24, 2005; prepared for Glencairn Gold Corporation by Roscoe Postle Associates Inc. ("RPA"). Authored by H. Agnerian, M.Sc., P.Geo and J.J. Cox, B.Sc., P.Eng. of RPA.
•	"Technical Report on the Santa Pancha Resource Estimate for the Limon Mineral Concession of Nicaragua" dated November 24, 2004; prepared by Glencairn Gold Corporation. Authored by M.B. Gareau, B.Sc. (Hon.), P.Geo. of Glencairn.
•	"Technical Report on the Nicaragua Properties of Black Hawk Mining Inc." dated August 12, 2003; prepared for Glencairn Gold Corporation by RPA. Authored by W. E. Roscoe, Ph..D., P.Geo., G.G. Clow, B.Sc., P.Eng., and M.A. Lalonde, B.Sc., P.Eng. of RPA.

        The above named Technical Reports have been filed on SEDAR and available at www.sedar.com.

Property Description and Location

        Location, Title & Permits

        Glencairn holds interests in 14 mineral concessions in northwestern Nicaragua.

        Limon Mine

        The Limon property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in January 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua. Under the Mining Code, all mineral concessions include the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. The Company is required to submit annual reports of its activities and production statistics to the government. Annual surface taxes are payable to the Nicaraguan government for the Limon mineral concession. Surface taxes increase each year from $0.25 per hectare for year one to a maximum of $12.00 per hectare for year 11 and each subsequent year. The surface tax rate was $1.50 per hectare in 2004 and will remain at that level in 2005 increasing to $3.00 per hectare in 2006.

        The Limon Mine property is in northwestern Nicaragua approximately 100 kilometres north of Managua, the capital of Nicaragua. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

        TMSA directly owns or controls the surface rights for all of the property upon which are located the current mining, milling, tailings and related facilities at the Limon Mine. TMSA also owns a portion of the surface rights for the properties upon which Glencairn is currently conducting exploration activities. As required, TMSA has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine.

        La India and Other Concessions

        The 13 other mineral concessions, including La India, have been held by TMSA in their current configuration since early 2002.

        The “La India” district consists of three mineral concessions located approximately 40 kilometres east of the Limon concession. The 9,330 hectare La India concession and the 780 hectare Soledad de la Cruz concession are held 100% by TMSA and the 350 hectare Espinito-San Pablo concession is held 40% by TMSA. The other 10 mineral concessions are located between the Limon and La India districts and to the north of the Limon concession.

        On June 1, 2004, the Company granted an option to Gold-Ore Resources Ltd. (“Gold-Ore”) to earn a fifty-one percent (51%) interest in certain portion of the La India mining concession known as the Tatascame Zone covering 1,200 hectares located in Nicaragua on or before June 30, 2006 in consideration of the issue of 100,000 fully paid and non-assessable common shares of Gold-Ore to the Company and completion of US$400,000 in exploration expenditures. Gold-Ore must incur and fund expenditures on the property, including all maintenance costs in the amount of US$200,000 on or before June 30, 2005 and an additional US$200,000 in expenditures on or before June 30, 2006. Gold-Ore issued 20,000 common shares to the Company on execution of the option agreement. In order to maintain the option beyond June 30, 2005, Gold-Ore must issue an additional 40,000 common shares to Glencairn. On exercise of the option, Gold-Ore must issue an additional 40,000 common shares to Glencairn. Gold-Ore will act as the operator of the exploration and other programs conducted during the term of the option. Glencairn has the right, for a period of six (6) months from the date of delivery to Glencairn by Gold-Ore of the bankable feasibility study, to arrange for non-recourse project financing which provides not less than 60% of the estimated capital costs for development of the property and, subject to receipt of such financing, to re-acquire two percent (2%) to gain a 51% interest.

        On October 27, 2004, the Company also granted an option to Grande Portage Resources Ltd. (“Grande Portage”) to earn up to a 51% interest, during a three (3) year term, in the San Juan de Limay Concessions, comprised of three mineral concessions covering 7,700 hectares, located in north-western Nicaragua approximately 80 kilometres from the Limon Mine, by carrying out US$1,000,000 of exploration work on the Property and making certain payments to Glencairn. Grande Portage must carry out a minimum of US$200,000 initial exploration program on the concessions within two years of the effective date of this agreement. In addition, Grande Portage must perform an additional US$800,000 in exploration and/or drilling on the concessions on or before the third anniversary date of the agreement. Grande Portage made a cash payment to Glencairn of US$20,000 on November 26, 2004 and must make annual cash payments of US$30,000 on or before each of the first and second anniversary dates of the agreement. In the event that the full US$1,000,000 of exploration work has not been carried out by Grande Portage, the agreement shall be terminated and Grande Portage will not earn any interest in the concessions. This option agreement replaced the previously disclosed option agreement with Compass Consulting Ltd.

        Royalties

        IAMGOLD Corporation holds a 3% net smelter return royalty on the mineral production from the Limon Mine and any other future production revenue generated from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% production tax payable to the Government of Nicaragua.

        International de Comercial S.A. (“IDC”) holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC (“Triton USA”), a subsidiary of the Company which holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography

        Limon Mine

        The property is readily accessed by paved highway to the mine road, which is a 15-kilometre gravel road. The total road distance from Managua is 140 kilometres. Transportation to the Limon Mine is by car or bus.

        The three villages of Limon, Santa Pancha and Minvah, all located within the mine concession, have an aggregate population of approximately 10,000 people, which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of Limon.

        The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from December through to April. The mean annual temperature is 27 degrees Celsius with an average annual precipitation of two metres.

        The Limon Mine concession is in an area of low to moderate relief that offers flat areas for mine infrastructure. Elevations of the mine property range from 40 to 300 metres above mean sea level. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

        In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labourers. Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

        La India

        The “La India” district is approximately 140 kilometres northwest of Managua and 45 kilometres in a direct line east of the Limon mill. The village of La Cruz de La India, located at the south end of the India concession, is on a paved highway that traverses the southern limits of the district. The road distance to the Limon mill is approximately 70 kilometres. Travel within the “La India” property is by unimproved dirt roads. Distances from the veins to the highway are generally less than 5 kilometres. A paved road provides access to the Soledad de la Cruz concession.

        The local population is estimated at 7,000 inhabitants with 3,000 of these living in La Cruz de La India. A power line follows the highway and supplies electricity to the village and homes located along the way. Water for La Cruz de La India is supplied from a well, located one kilometre northeast of the village. Given the local surface topography and the annual rainy season, a water-holding pond could be constructed to support a modest sized mining operation.

        The district is in the Nicaraguan highlands lying just east of the Nicaraguan depression, and is a hilly area of moderate to steep relief with elevations ranging from 350 metres to 800 metres above sea level. Vegetation consists of grass, brush and sparse tree cover. Agriculture consists of cattle ranching, rice and grains, plus cultivation of corn, wheat, vegetables and fruits for household needs.

        Other Concessions

        The other 10 mineral concessions have road access that varies from good to poor using a combination of paved roads, moderate to good gravel roads and dirt tracks suitable for four-wheel drive vehicles. Access is adequate for exploration work during most of the year with some restrictions during the rainy season.

History

        Over the decades local artisan miners, called “guiriceros”, have been active throughout north-western Nicaragua, using manual grinding mills and mercury to process and recover gold from material obtained from rudimentary surface workings, scavenged from the old mine workings and even alluvial sediments.

        Limon Mine

        Gold mining in the Limon district began in the 1800s and commercial production began in 1918. Production from the Limon Mine has been continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 180 tonnes per day and increased to 315 tonnes per day. In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

        The Limon Mine was again privatized in April 1994, at which time Triton Mining Corporation (“Triton”), a subsidiary of the Company, acquired control of the Limon Mine through Minera de Occidente S.A. (subsequently renamed TMSA). An agreement with IMISA was reached whereby IMISA will not make cash contributions toward the amount required to fund the working capital and capital expenditures of the Limon Mine. Triton provided 100% of the required funding and recovers the portion funded on behalf of IMISA by withholding 25% of IMISA’s 5% entitlement to net profits (through its 5% equity interest in TMSA) until the full amount of any working capital or capital expenditures has been recovered. In 1998, Black Hawk acquired 95% interest in the Limon Mine through the acquisition of Triton. Production from May 9, 1994, when Triton took possession of the Limon Mine, to the end of 2003 totaled 493,000 ounces from 2.9 million tonnes of ore.

        In October 2002, approximately two-thirds of the unionized employees at the Limon Mine went on illegal strike. On February 11, 2003, the striking workers returned to work and a new collective bargaining agreement was signed resolving the labour disruption. The February 2003 collective bargaining agreement had a two-year term during which a modest wage re-assessment was agreed to in February 2004. Negotiations on a new collective Agreement began in March 2005.

        On October 17, 2003, Glencairn acquired the Limon Mine pursuant to the Business Combination.

        La India

        The “La India” gold vein was discovered in the 1930s and the “La India” mine was brought into production in 1938 by Compania Minera La India. Noranda Mines Limited subsequently acquired the mine and kept it in operation until 1955. The “La India” Gold District has produced some 1.7 million tons at an average grade of 0.39 ounces of gold per ton of gold, from which 576,000 ounces of gold were recovered during the 17 years of operation. The production was primarily from La India and America-Constancia veins, which were mined to a depth of 200 metres. The property was nationalized in 1979 and the Nicaraguan Government through Corporacion Nicaraguense de Minas (INMINE) began to explore the area in 1983 with the assistance of Soviet technical advisors. From 1983 to 1991 they explored a 150 square kilometre area and apparently evaluated more than 75 veins. The exploration program entailed geology, geochemistry, geophysics, trenching and diamond drilling.

        TMSA acquired its original interest in the “La India” district in 1994. TVX Gold Inc. had an option/joint venture agreement with Triton from 1996 to 1997 on a 110 square kilometre area over the district. TVX spent $1.5 million dollars on exploration that included mapping, satellite and aerial photo interpretation, over 12 kilometres of trenching, cleaning 3,000 metres of underground workings, 2,118 metres of diamond drilling, and 3,440 rock and core samples. TVX retains a 60% interest in the 350 hectare Espinito-San Pablo concession and in the surface rights acquired in the “La India” area. La India, and the other mineral concessions exclusive of Limon, was included as part of an option/joint venture arrangement with Newmont Overseas Exploration Limited (Newmont) that lasted from 2000 to 2002. Newmont field crews completed a mapping, prospecting and sampling program over the district. Detailed soil sampling and 970 metres of trench sampling were also conducted over the inactive small miner surface workings located on the Soledad de la Cruz concession.

        In 1999, the Company completed an internal scoping study on the development of La India. The development scenario included the La India, Tatiana, and America veins with exploration drilling of the Tatiana Vein a key requirement for any potential development.

        Other Concessions

        The only records of commercial production within the 10 other concessions are the mining at Mina de Agua and Rincon de Garcia that was run as an extension of Noranda’s Limon operations. The ore from these mines was trucked 22 kilometres south for processing in the Limon mill. This area was initially identified in the 1860s, and rediscovered in 1967. Noranda conducted gold exploration over various parts of the present concessions during the 1960s and 1970s that included mapping, prospecting, geochemistry, and locally trenching and drilling. The Nicaraguan government undertook site specific exploration activity such as the work at Mina de Agua and Rincon de Garcia in the 1980s. The Company conducted exploration work from 1994 through to 1997. More recently, under a letter of intent with the Company, Newmont was active from 2000 to 2002. Newmont’s program was focussed primarily on bulk mineable gold targets that included a combination of reconnaissance work and prospect specific geophysics and drilling at Bonete. The drilling did not find a source for the widespread gold-bearing quartz boulders identified at Bonete.

Geological Setting

        Nicaragua can be divided into three major terranes. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

        Limon Mine

        The Limon Mine, located along the eastern edge of the Nicaragua graben, is within an area of low hills that is in contrast with the level plain of the graben. Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of Quaternary to Recent deposits of ash and alluvium. The Limon Mine concession is underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua.

        Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies. Several generations of mapping in the Limon Mine district have roughly divided the Coyol Group rocks into locally mappable units, which from lowest to highest in section are as follows:

•	interstratified, intermediate composition, massive porphyry flows and coarse volcanoclastic rocks

•	intermediate to felsic flows, domes and minor tuffs and epiclastic rocks

•	weakly stratified, intermediate to felsic tuffs and epiclastic rocks

•	massive to flow-banded, intermediate porphyritic flows

        The above units appear to be conformable with strata generally striking east to northeast and dipping gently south with local variability common.

        A relatively flat-lying and younger volcanic package unconformably overlies the previously described sequences. This younger unit occurs in the southern half of the concession and consists mainly of breccias and conglomerates with clasts of the underlying units. Age dating would be required to ascertain if this younger sequence is part of the Coyol Group.

        Deformation is dominated by normal faulting with little evidence for significant internal deformation of intervening fault blocks. The most abundant faults strike northeast and dip moderately to steeply either northwest or southeast. A second group of faults strikes north to west-northwest dipping steeply east to northeast. Apparent displacements on these faults are tens to several hundreds of metres.

        La India

        The La India district (consisting of La India, Espinito-San Pablo and Soledad de la Cruz concessions) is characterized by eroded stratovolcano vent areas. Volcanic rocks of calc-alkaline affinity vary in composition from andesite to rhyolite. Andesitic flows and tuff breccias are the predominant rock types in the La India district. The volcanic suite is considered to be part of the Lower Coyol Group of Miocene-Pliocene age.

        Volcanic rocks can be divided into a lower, regionally propylitized andesite package and an upper, unaltered andesite package. Other rock units include purple-weathering dacite flows, domes, and pyroclastic aprons, and, flow-banded and spherulitically devitirified, rhyolite flows and domes. Volcanic rocks exhibit a continuous gradation in phenocryst assemblage from pyroxene and plagioclase-bearing andesites, through hornblende and quartz-bearing dacites, to siliceous aphyric rhyolites.

        Rhyolite flows and tuff breccias surround volcanic domes of similar composition in several areas on the property. The core of the La India district is marked by a resurgent subvolcanic andesite intrusion (plagioclase plus pyroxene plus hornblende).

        Other Concessions

        There are no detailed geological maps for the other concessions; the level of geological information is limited to the published government regional maps at 1:50,000 scale.

        The 10 concessions included in this section are all underlain by the tertiary volcanic suites of the Matagalpa and Lower Coyol groups. The older Matagalpa Group is dominated by intermediate to acid pyroclastic rocks. The Lower Coyol Group is characterized by basic lavas near its base overlain by dacite, rhyodacite and rhyolite flows, tuffs and ignimbrites. Small acid and basic subvolcanic intrusives of approximately the same age as the volcanics occur throughout the area.

        The Villanueva and Bonete-Limon concessions lie within or along the western limit of the Nicaragua graben. The Tertiary volcanic suites are in places overlain by Recent and Quaternary volcanic and sedimentary units that fill the graben.

Exploration

        Limon Mine

        During 2004 Glencairn initiated exploration efforts with two objectives: to expand the reserve base by drill testing the previously mined Santa Pancha vein structure and by evaluating inferred resources and secondary veins adjacent to the Talavera Mine workings; and exploration for completely new zones of gold mineralization. For six years prior to Glencairn’s acquisition of the Limon operation in October 2003, exploration funding had been restricted by cash flow limiting the programs to diamond drilling designed to test reserve extensions and upgrade known resources located in the immediate vicinity of active mining operations, specifically the Talavera Mine. Very little exploration was conducted in the remainder of the Limon gold district.

        The most significant result of 2004 exploration efforts was the definition of new mineral reserves and resources within the Santa Pancha epithermal vein system which has contributed to the doubling of the Limon mineral reserves net of the 2004 production, for further information see the section on Mineral Reserves and Mineral Resources. The Company received its operating permit in January 2005 for the Santa Pancha project and work is underway for development of an underground mine to exploit this new mineral reserve.

        Other exploration advances in 2004 were the discovery of several new zones of gold mineralization at the west end of the Talavera vein system, specifically TWN, Victoria and TIII. A southwest extension of the Pozo Bono zone at the south end of the Limon vein system was also been identified. A small reserve was defined on the TWN zone and mining was in progress on this vein late in 2004. Follow-up exploration drilling is warranted on the other zones.

        The two areas with the potential for the discovery of completely new zones of gold mineralization within the Limon gold district are the current focus of exploration. These are to the west-southwest of the Talavera Mine, on strike with the trend of the Talavera vein system, and in the Santa Rosa-Uval area located immediately adjacent and south of the current tailings pond.

1)

The west-southwest projection of the Talavera Mine trend correlates with a ridge of hydrothermal alteration that indicates exploration potential for 1000m or more beyond the Talavera Mine. The width of the trend is several hundred metres. High-grade gold mineralization has been encountered in a number of holes that include the TIII Vein, Victoria Zone and projected extension of the main Talavera Sur Vein (news releases dated August 13 and September 24, 2004, and February 04, 2005). These results validate the exploration potential of this hydrothermal alteration trend. Follow-up drilling of the Victoria Zone itself has proven challenging in terms of defining continuous gold mineralization, largely because of complications from faulting. The other gold-bearing quartz vein and breccia drill intercepts will be aggressively followed up in 2005. In addition, a significant portion of the alteration trend remains untested and will be the focus of continued exploration in early 2005.

2)

The Santa Rosa-Uval area is located 3-4 km south of the Limon mill. It is represented by an area of extensive and intense shallow-level hydrothermal alteration which is commonly associated with gold-bearing vein systems. Several clusters of quartz vein boulders carrying high-grade gold values up to 57 g/t are located within the Santa Rosa-Uval area and are a strong indication for the potential to discover a new vein system in the area.

        In addition to the various exploration targets west-southwest of Talavera and in the Santa Rosa-Uval area, the Company has a number of other targets within the Limon gold district that warrant further work. Drilling is required in 2005 to follow up known gold quartz-vein mineralization in several areas such as the Pozo Bono extension, Babilonia Sur and the southern portions of the Santa Pancha-Panteon vein system. Earlier stage exploration will also be conducted to evaluate the source of the high-grade quartz boulders in the San Gil area and to continue the search for new targets along the corridor of shallow-level silica and clay alteration that continues east from the Santa Rosa-Uval area and extends to the south of the Santa Pancha-Panteon vein system.

        In 2004, the Company expended $2.7 million on exploration at Limon compared to expenditures of $620,000 and $730,000 in 2003, and 2002, respectively.

        La India

        A 1900 metre diamond drilling program that tested two exploration targets in the “La India” district was completed during the first half of 2004 at a cost of $222,000. Three drill holes investigated the wide intervals of low-grade gold mineralization identified in the Newmont trenches on the Soledad de la Cruz concession. The projected northern and southern extensions of the “La India” Vein on the La India concession were tested with seven drill holes. Neither drill program intersected any significant gold mineralization.

        Unfortunately, due to a land dispute between two groups of Nicaraguan nationals, the primary Tatiana Vein target could not be accessed for drilling. The Tatiana vein remains an exploration target of interest and will be drilled if the opportunity arises during 2005.

        There were no exploration activities during 2003 on the “La India”, Espinito-San Pablo and Soldedad de la Cruz concessions. Newmont actively explored for bulk-tonnage gold deposits in this area from 2000 to 2002.

        Other Concessions

        The Company focussed all its exploration activities on Limon and La India during 2004 and did not undertake any exploration field activities on its other mineral concessions. An exploration program consisting of mapping, prospecting and rock sampling was undertaken by the Company during most of 2003 to evaluate those concessions that have limited exploration information. The 2003 field activities concentrated on the Sauce 1, 2, 3 and 4 concessions and on Villanueva 1.

        Field work on the Sauce 1 identified two zones, one of quartz veining up to 2.0 metres and the other a quartz stockwork up to 1.5 metres. In addition several zones of silica alteration with associated iron oxides and clay alteration were identified. Gold values from rock samples were anomalous up to 0.5 grams per tonne. Efforts on the Sauce 2 concession did not find anything of immediate exploration interest. Silicified boulders with no readily identifiable source and areas of argillic alteration were observed in the Sauce 3 concession. Three quartz veins were identified within the Sauce 4 concession that have been traced for 200 metres to 600 metres along strike; they each have variable widths that range from 0.3 metres to 4 metres. Surface rock samples have returned gold values from trace to 2.0 grams per tonne. Wallrock alteration consists of a stockwork of quartz stringers with iron oxides. Four separate zones of silicification with iron oxide and an area of clay alteration were also noted in Sauce 4.

        The Villanueva 1 mineral concession is an area of known quartz veins that have been and are still intermittently worked by small miners. Noranda explored the area with surface sampling and some diamond drilling. Company exploration activities in 2003 identified seven principal veins and several silicified zones. The veins vary in width from 0.5 to 6.0 metres and can be traced for up to 600 metres. Surface sampling returned values up to 3.0 grams per tonne gold. A single grab sample supplied by a small miner from his underground workings returned 24.0 grams per tonne indicating the presence of locally higher gold grades. The veins and silicified zones are normally accompanied by iron oxide and clay alteration of the enclosing host rocks.

        Based on the 2003 results, Glencairn considers that additional field investigations are warranted for the Sauce 1, 3 and 4 and Villanueva 1 concessions.

Mineralization

        Gold mineralization in the Limon Mine and La India districts is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep.

        To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from vein and vein-breccia deposits hosted in linear structural features; only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported in northwestern Nicaragua. Mineral showings or deposits for other metals are not known in the area.

        Limon Mine

        Gold mineralization in the Limon Mine district is typical of low-sulphidation, quartz-adularia, epithermal systems. Epithermal refers to a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. All known mineralization is structurally controlled and forms veins that occupy pre-existing fault structures and extensional openings formed during mineralization. The veins are quartz dominant with lesser and variable quantities of calcite and minor adularia. Pyrite is the predominant sulphide in the veins with a content of less than one percent. Trace amounts of chalcopyrite, sphalerite, arsenopyrite, altaite, gold tellurides and native gold are also reported to occur. Gold is present in both the banded quartz and the silicified breccias that form the veins. Gold is very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins; visible gold has only ever been reported once on the Limon Mine concession.

        The productive vein systems are approximately one kilometre to over two kilometres long with vein widths from less than one metre to 25 metres. Individual ore-shoots within the veins range from 60 metres to 450 metres long horizontally and from 40 metres to 290 metres vertically. Strike orientations vary from north-northwest through northeast to east-west, and dips are from 40 degrees to near vertical. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

        The gold-bearing veins and attendant alteration are hosted within volcanic flows, volcanoclastic strata and possibly hypabyssal intrusions of the lowest volcanic unit. The other three gently dipping units are variously altered by the same hydrothermal fluids that deposited the gold veins; locally quartz stringers with low gold values are found in the massive porphyritic andesite flows that immediately underlie the unconformity contact with the youngest flat-lying unit. The youngest volcanic unit appears to post-date gold mineralization because no veins or vein-related alteration has, as yet, been identified within this unit.

        The most extensive areas of argillic and quartz alteration form a corridor that crosses the Limon Mine concession along a roughly west to east trend; this alteration corridor is mostly located to the south of the Talavera, Limon and Santa Pancha Panteon vein systems and is partially capped by the young, flat-lying volcanoclastic unit. Much of this alteration is part of the upper, near-paleosurface component of the low-sulphidation epithermal system that formed the productive gold veins. Preliminary mapping indicates the presence of both distal and proximal alteration facies related to the epithermal system. The identification of the proximal alteration facies combined with the presence of auriferous quartz vein boulders and silicified, steeply inclined structures are indications of exploration potential for the discovery of new gold-bearing vein systems along this corridor.

        La India

        The La India district encompasses a large number of narrow gold-silver bearing, epithermal quartz vein systems. The principal mineralized structures form a group of northwest striking and steeply dipping veins within an area approximately 5.0 kilometres long and 2.5 kilometres wide. A set of secondary veins is present that have a predominantly east-west strike. The principal veins vary in width from less than 1 metre to 3 metres with occasional short intervals of wider vein development. The gold mineralization is generally distributed as ore shoots within the more continuous host structures. High-grade (>10 g/t) gold values occur in the veins; gold values in the associated silicified breccias are highly variable and to date not sufficiently consistent to mine. Gold values in the wall rock are generally less than 1.0 g/t. Silver values are too low to be economically important.

        The veins consist predominantly of quartz with much smaller amounts of carbonate, predominantly calcite. Visible gold has been reported as very fine flakes or filaments in cracks or cavities in the veins. Sulfides occur in amounts less that 1% and include pyrite, chalcopyrite and at times galena, sphalerite and secondary copper minerals. Iron and manganese oxides are found in the zone of oxidation. Silicified hydrothermal breccias are associated as extensions to several of the veins including La India and Tatiana. Wall rock alteration to the veins includes discontinuous quartz stockworks, minor pyrite and more extensive propylitic alteration. Locally the stockwork extends in excess of 50 metres from the veins.

        A second style of alteration and mineralization is recognized. Broader areas (e.g. several square kilometres) of mixed silicification and argillic alteration with local development of quartz stockworks, fine-grained disseminated pyrite and variable development of hematite-coated fracture occur along the margin of some of the rhyodacite domes. These mineralized domes are distributed marginal to the central vein district. Trenching by Newmont on one of these zones within the Soledad de la Cruz concession outlined an area of low-grade gold mineralization associated with old small miner surface workings with an east-west strike length of at least 200 metres. The best gold values encountered were 1.4 g/t over 64 metres (Trench 1), 0.60 g/t over 32 metres (Trench 2), 1.02 g/t over 56 metres (Trench 4) and 0.29 g/t over 10 metres (Trench 7).

        Other Concessions

        Historical gold production and small miner activity at Mina de Agua, Rincon de Garcia, Cerro Quemado and La Grecia involved narrow gold-quartz epithermal vein systems of the same style described for Limon and La India. The Mina de Agua and Rincon de Garcia veins are accompanied by a stockwork of quartz veinlets and moderate to weak clay alteration that extend up to 14 metres into the adjacent volcanic wall rock. Sulphides, primarily pyrite, occur as less than 1%, and near surface are oxidized to iron oxides.

        The Cerro Quemado area is located 45 kilometres northwest of the Limon mine. It includes a 24 square kilometres area with a number of mineralized structures that have been mined intermittently by small miners. Individual structures are from 100 metres to over 1,000 metres long. Mineralized quartz veins and vein breccias found in the host structures are generally narrow, less than 2 metres, and highly variable with local wider segments. Strike orientations range from west-northwest to northeast; dips are generally steep (>75o). Many of the veins are accompanied by clay alteration, with minor stockwork (quartz-iron oxide stringers) development, extending from a few metres and up to 25 metres away from the structure. Very fine-grained flakes of gold have been observed. Historical gold values of 3.0 to >30 g/t gold are reported for trench and drill hole samples over widths varying from 0.3 metres to 3 metres. Lower grade gold values are erratically distributed in the wall rock alteration zones. Silver is present but not economically significant.

        Two mineralized quartz veins have been reported for La Grecia; there is very little descriptive information for this prospect. La Grecia is 75 kilometres northeast of Limon in a direct line, and considerably further by road.

        The presence of known precious metal mineralization or small miner activity provided the primary criteria for identifying areas with exploration potential. Newmont’s regional stream and rock geochemical data for gold and silver, combined with Triton’s earlier work, is another part of the information base used to select the areas retained as current mineral concessions.

Drilling

        Limon Mine

        Approximately 38,300 metres of underground and surface diamond drilling were completed at Limon in 2004 compared to 10,700 and 15,600 metres completed in 2003 and 2002, respectively.

        Drill core is logged for geology, core recovery and for geotechnical observations (only for zones with mineral resource potential), all information is recorded on hand written logs. Photographs are taken of all exploration drill core. Key information is summarized in a digital database.

        La India

        A 1900 metre drilling program was conducted during 2004 to test the projected extension of the La India vein and to test below the mineralized trenches on the Soledad de la Cruz concession. Access issues prevented the planned drilling of the Tatiana Vein.

Sampling and Analysis

        Limon Mine

        Materials sampled for mineral resource and mineral reserve estimation include drill core and underground workings. Core size varies from HQ to NQ for most surface holes and to BQTK for most underground holes. Drill core recovery at the Limon Mine was generally very good. All samples are taken by or under the supervision of a geologist.

        Mineralized drill core intervals to be sampled are identified and marked by the geologist. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into unmineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

        Underground development workings that expose mineralized veins are routinely sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.

        RPA was of the opinion that the drill hole and underground sampling procedures employed by TMSA conform to industry standards.

        Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes or supervises the taking of all samples. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not normally used for resource estimation.

        Rock and core samples are crushed, pulverized and fire assayed for gold and silver on-site at the Limon Mine laboratory. There are separate crushing and pulverizing circuits for the mine grade-control samples and exploration samples.

        The Limon Mine lab is not set up to do sample preparation or analysis for stream sediment and soil samples or multi-element suites. Sample preparation and analytical work for these samples are outsourced independent commercial laboratories in Canada.

Quality Control and Security of Samples

        Limon Mine

        All assays used in the Limon Mine mineral resource and reserve estimates were done at the Limon Mine laboratory. Quality control includes the use of blanks, duplicates, standards and internal check assays by the Limon Mine laboratory, and external check assays performed at ACME Analytical Laboratories Ltd. (“ACME”) of Vancouver, B.C., Canada, are conducted independently by the exploration group and the lab manager. ACME is ISO 9001-2000 certified. The lab currently uses two standard samples with the assay values certified by an external laboratory, Lakefield Research Limited (“Lakefield”). The very fine-grained nature of the gold in the Limon Mine district greatly reduces sampling and assay variability related to coarse gold ( the “nugget effect”) and allows for good reproducibility of assays. To date visible gold has been only reported once for the property.

        The quality assurance procedures and assay protocols followed by the Company for underground and drill core samples at the Limon Mine were reviewed several times by independent consultants, most recently in 2005 by RPA, and found to conform to industry accepted practices.

        Samples were handled only by the Company’s authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon the completion of underground sampling. All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a secured drill logging and sampling area within the guarded area of the mine property by authorized Company personnel. Within 24 to 48 hours, the potentially mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory.

        Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Mineral Reserves and Mineral Resources

        Limon Mine

        The December 31, 2004 proven and probable mineral reserves at the Limon Mine were increased to 297,500 contained ounces of gold, slightly more than twice the reserve ounces from a year earlier. At current mining rates, the December 31, 2004 mineral reserves are sufficient for more than five years of operations at Limon.

        The largest single contribution to this increase at Limon was from the conversion of Santa Pancha resources to reserves at the end of 2004. Mining gains from outside the previously estimated reserve blocks and minor reserve additions at the Talavera operation also contributed to the increased reserves at Limon. The increase in the gold price assumption used for the mineral reserve calculation at Limon, from US$350 per ounce in 2003 to US$375 per ounce for 2004, was not a significant factor in the increase of reported mineral reserves.

        The mineral reserve and resource estimates were conducted in-house by the Limon geological staff. Glencairn retained RPA to provide an independent audit of the Limon mineral reserves, resources and mine plan.

        RPA confirmed that the mineral reserve and resource estimates for Limon are in keeping with industry standards and are appropriate for the deposit and mining methods used at the Limon operation, that their classification is in compliance with CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted on August 20, 2000, as required by National Instrument 43-101 (NI 43-101), and that RPA concurs with the Company’s five-year mine plan. As required by NI 43-101, a Technical Report was prepared by RPA on the Limon 2004 mineral reserve and resource estimates; the Technical Report was filed on SEDAR and is available at www.sedar.com.

        The following tables set out the estimates of mineral reserves and mineral resources at the Limon Mine as at December 31, 2004.

Proven and Probable Mineral Reserves(1)(2)(3)
	Tonnes	Gold Grade (g/t)	Contained Ounces

Talavera
Proven	177,600	5.88	33,600
Probable	510,000	5.60	91,780

Limon Open Pit
Probable	35,200	2.71	3,070

Santa Pancha
Probable	1,064,000	4.94	169,050

Totals	1,786,800	5.18	297,500

(1)

The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 (“CIM Standards”). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)

The mineral reserve estimates for the Limon Mine at December 31, 2004 set out in the above table were prepared under the supervision of K. Atkin, P.Geo., an employee of the Company and the responsible Qualified Person, in compliance with National Instrument 43-101. H. Agnerian, P. Geo., and J. Cox, P. Eng., of RPA are the Qualified Persons who audited the mineral reserves and mineral resources.

(3)

The Limon Mine mineral reserves were estimated using traditional polygonal methodology and are based on geological information and sample assay from underground openings and diamond drill core. The gold price used for the mineral reserve estimation was $375. The cut-off grade of 3.82 grams of gold per tonne, used for underground reserves, is based upon historical metal recovery for the mine together with operating cost estimates. A cut off grade of 1.8 grams of gold per tonne was used for the open pit mineral reserves. Dilution and mining losses are incorporated in both the proven and probable mineral reserves. Metallurgical recoveries average about 86.6% based on test work and production history.

Mineral Resources(1)(2)(3)
(Additional to Mineral Reserves)

	Tonnes	Gold Grade (g/t)

Talavera
Measured	20,500	6.30
Indicated	109,300	6.22

Inferred	339,000	7.29

Limon Open Pit
Indicated	40,600	3.26

Santa Pancha
Indicated	32,400	8.52

Inferred	616,800	6.76

(1)

The mineral resource estimates for the Limon Mine at December 31, 2004 set out in the above table were prepared under the supervision of K. Atkin, P.Geo., an employee of the Company and the responsible Qualified Person, in compliance with National Instrument 43-101. H. Agnerian, P. Geo., and J. Cox, P. Eng., of RPA. are the Qualified Persons who audited the mineral reserves and mineral resources.

(2)

The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 ("CIM Standards"). The mineral resources were estimated using a cut-off grade of 4.5 grams of gold per tonne.

(3)	Mineral Resources for Limon are in addition to Mineral Reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        La India

        The following table sets out the historical estimates of mineral resources at the La India concession as at December 31, 2004.

Indicated and Inferred Mineral Resources(1)(2)(3)
	Tonnes	Gold Grade (g/t)
La India
Indicated	775,400	8.2

Inferred	1,123,500	9.3

(1)

The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM classifications of indicated mineral resources and inferred mineral resources are included in mineral resources reported above; there were no corresponding measured mineral resources in the Russian-Nicaraguan study. RPA. considers these classifications for the La India mineral resources, which should be considered historical estimates, as appropriate.

(2)	The mineral resources were estimated using a cut-off grade of 4.5 grams of gold per tonne.
(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining Operations

        Mining Method

        Since the early 1990‘s, most of the mill feed has been from the Talavera underground operations, periodically supplemented by small open pits. During 2004, 14% of the tonnes milled and 7% of the gold milled was derived from open pits. At Talavera, a ramp was driven from surface to the 91 metre and 100 metre levels in 1991 and driven down to the 300 metre level in 2002 and is currently at the 315 metre level.

        The ramp system branches at the 135 metre level into both a west and east ramp. The west ramp provides access to the Talavera II, Oeste and Talavera Sur veins. The east ramp provides access to the Talavera Principal, Talavera Este, Ligia and Santa Emilia veins. The east ramp is also planned to provide access to the Veta Nueva veins.

        The mining methods used are longitudinal open stoping for the primary stopes and sub-level retreat for the pillar recovery. Stopes are backfilled with unconsolidated development waste. Traditionally, development was top down, so sill pillars are left at regular intervals. Recently, some areas are being developed from the bottom up.

        The Talavera mining operation is fully mechanized. It uses trackless equipment that includes eleven articulated haul trucks, each of 15-tonne capacity, four pneumatic jumbos and one hydraulic electric jumbo, four six-yard production scooptrams equipped with remote controls, four 3½-yard development scooptrams as well as a number ground support and service vehicles. Production drilling is performed with two “In The Hole” (ITH) pneumatic long hole drills and two top hammer long hole drills. The mine equipment is adequate to support current underground mining operations.

        Improvements made during 2004 included development of a new ore chute for more efficient ore handling, modifications to the ventilation system, purchase of new vehicles for transporting personnel underground, and a 25% increase in metres of underground development over the previous year. The new ore chute at Limon is an example of investing to reduce cash operating costs long-term. Virtually all of the mine’s 2004 production came from a single vein system, Talavera, where ore was hauled from various working areas to surface by small trucks, then loaded onto larger haul trucks for transport to the mill 2.5 km away. The larger trucks now transport ore directly from the ore chute at the mine’s 150-metre level to the mill, eliminating ore re-handling, reducing trucking time and improving fuel efficiency. Improving the parts inventory helped improve equipment availability to 78% in 2004 from 64% in 2003, a trend that has continued with equipment availability in the first two months of 2005 at 82%. The various mining sections are force ventilated via three exhaust raises with surface fans. Fresh air enters via the main access ramp and three fresh air intake raises. These raises also serve as emergency escapeways. These raises were all driven conventionally.

        The Company prepared the primary stopes by developing sub-levels in the vein at 25 metre intervals from an access drift driven in the footwall parallel to the vein. From the access parallel drift, crosscuts are driven on approximately 60 metre centers to the ore and the sub-level is opened up from the footwall to the hanging wall of the vein. An undercut is developed in both directions from the crosscut, while an uppercut is prepared in the same manner on the upper level at a vertical distance of 25 metres. This leaves 21 metres from the back of the lower level to the floor of the upper level. A slot connecting both levels is then cut at each end of the stopes. The slot raises are driven using the ITH drill and the “Drop Raising” method, which consists of drilling long holes from the uppercut to the undercut and blasting in a retreat fashion. The slot raises are advanced an average of 3.2 metres per blast. Slot raises are 2.2 metres square in section. In bottom-up development, the 21 metre high stope between the levels is mined by 10 to 12 metre long upholes from the lower cut and by 10 to 12 metre long downholes from the upper cut. This minimizes dilution resulting from blasthole deviation. Slot raises for the uphole stopes are driven conventionally with a stopper. All mucking is done using remote control scoop trams. Typical stope preparation takes approximately two months to complete, once access to the block is available.

        Stope production begins with ore blasted in vertical slices using the slot as the free face. Remote control scooptrams are used as the stopes are mined longitudinally without draw points to minimize development. The minimum planned stope width is 3.0 metres. The blasting pattern is 1.2 metres by 1.5 metres with the outside holes drilled 0.30 metres inside the hanging wall and footwall contacts. Three different diameters are used for drilling production long holes depending on the ground conditions and vein width. Traditionally, backfill with unconsolidated development waste begins as soon as the stope has been opened over a length of 30 metres in order to reduce dilution due to wall sloughing. In stopes where mining is from the bottom up, the stopes are backfilled when there is a need to dispose of development waste. Rib pillars are left where there is a need for ground support.

        As the ramp deepens, new stopes are developed underneath previously mined blocks. Sill pillars are thus required to allow access to new, lower ore blocks. In this case, the upper level of the lower block is developed 15 metres below the main haulage level of the upper block, leaving an eleven-metre pillar. This pillar is mined over the backfilled lower stope (i.e. after the extraction and backfilling of both the upper and lower blocks) by a sublevel retreat method employing holes drilled upward, removing the blasted ore with remote controlled scooptrams. Depending on the ore thickness, a remnant pillar may be left for support, varying between three metres and five metres, but rarely more than three metres. The slot raise in this method is driven as a conventional raise. Drilling of the pillars is done with the top hammer drills drilling holes of 63.5 millimetres or 76.2 millimetres.

        Metallurgical Process

        Mine ore is stockpiled in front of the primary crusher by front-end loader. The ore is dumped into the 36-tonne capacity dump hopper feeding the crusher that is fitted with a stationary grizzly to limit the top size to the crusher. A variable speed apron feeder draws the ore from the dump hopper at a nominal rate of 55 tonnes per hour to feed the primary jaw crusher. Crusher operation is programmed 24 hours per day. The crusher produces a minus 150 millimetre crushed ore product. The crusher discharge conveyor delivers the ore to the crushed ore stockpile located near the SAG mill feed hopper via a plough and chute.

        A variable speed belt feeder draws the ore from the SAG mill feed hopper at a nominal rate of 42 tonnes per hour onto the SAG mill feed conveyor, which then delivers it to the SAG mill. The SAG mill discharge fines are combined with the discharge from the ball mill in the cyclone feed pumpbox. Lime is also added to the cyclone feed pumpbox. A cyclone feed pump feeds the mill discharges to three operating hydrocyclones. The cyclone underflow moves by gravity to the ball mill feed chute. Water is added automatically to the cyclone feed pumpbox to maintain a setpoint cyclone feed density. A vibrating screen cleans the cyclone overflow of trash before it flows to the thickener tanks.

        Approximately 36 hours of leach residence time is provided by the three leach tanks. The feed to the leach tanks from the thickener underflow tanks is at a density of 40 — 45% solids. The leached slurry overflows from a leach tank into the carbon-in-pulp (“CIP”) carousel circuit comprising six tanks on a step down elevation gradation to allow the slurry to gravity flow. Carbon is moved every two days by pumping out the slurry to the loaded carbon vibrating screen. The loaded carbon batch from the loaded carbon screen is collected in the acid wash tank to clean the carbon of calcium and other inorganic contaminants. After acid washing, the acid is neutralized and the alkalinity is increased. The carbon batch is then advanced to the carbon stripping vessel. Following stripping, the carbon is washed with water to cool the carbon and to recover all of the gold bearing solution. Washed and stripped carbon is then regenerated in a standard rotary kiln and returned to the CIP circuit.

        The pregnant solution is circulated through the electrowinning cell then back into the pregnant solution tank. In the electrowinning cell the majority of the gold is washed to the cell bottom and collected by flushing water into the filter feed pumpbox. The remaining gold cathodes and the gold filter cake are then both smelted to doré in the refinery furnace.

        Production

        RPA agreed with the Company’s life of mine plan for the five years commencing in January 2005 that annual production should average 48,000 ounces of gold per year over the remaining five years of reserves up to the end of 2009. Glencairn reported gold production of 46,135 ounces during 2004, approximately 12.9 % short of projections. The lower than planned production in 2004 and 2003 were largely the result of a shortfall in mine development, itself a result of reduced equipment availability during the third and fourth quarters of 2003. This shortfall in development restricted work areas available and as a result, more mill feed came from lower grade open pit material. To alleviate the shortfall in mine development going forward, Glencairn invested $2.9 million in capital in 2004, in order to improve operating efficiencies and equipment availability. The positive impact of this investment began to be realized in the fourth quarter of 2004.

        Production from the Limon Mine for 2004 and for each of the four previous years is as follows:

	2004	2003	2002	2001	2000
Tonnes milled	341,234	284,116	314,567	349,415	348,930
Grade (g/t)	5.1	5.7	6.2	7.0	9.1
Production (ounces)	46,135	45,851	55,388	70,351	90,829
Recovery (%)	84.6	88.1	86.8	86.3	87.7

        Environmental Considerations

        The Limon Mine has been operated in compliance with all applicable requirements. Under its 1994 purchase agreement, TMSA does not have any obligations for environmental damages caused by the operations conducted prior to 1994, but must mitigate any such damages.

        Tailings from the mill are deposited in an impoundment area completed in 1998 after the old tailings impoundment area reached capacity. The impoundment area lies within the Santa Rosa drainage, upstream from the old tailing disposal facilities.

        The pond is designed so that no solution is discharged into the environment; instead, the decanted water from the tailings pond is re-circulated to the mill. During part of the year, the impoundment area has a positive water balance and an evaporation system reduces excess tailings pond water volume.

        The impoundment area dam has been built in three stages. Since 1998, the dam has been raised twice, once in March 2000 by five metres and in June 2002 by three metres. A final lift to a crest elevation three metres above the current elevation is under construction and should be completed in late April 2005. At this final elevation, the impoundment will have the capacity required until the end of 2007.

        Since its construction in 1998, there have been two significant incidents related to the dam. In 1998, as a result of a 1.6 metre rainfall during Hurricane Mitch, the dam overtopped and a deep breach formed on one abutment. The breach was repaired and the Company began a program of beaching tailings away from the dam in order to provide more stability and adequate settling time to allow for clearer reclaim water.

        In October 2000, six months after the second lift was completed, another period of heavy rain resulted in a major slump on the downstream side of the dam. No breach occurred as a result of the failure, however, there was a planned discharge in order to lower the effluent level in the pond. The cyanide level was monitored during the discharge and hypochlorite was added as required. An emergency berm was constructed and the situation stabilized. Since that time, there has been no reported movement of the dam, including during a 7.6 magnitude earthquake epicentred approximately 250 kilometres from the dam.

        After the 2000 failure, Golder Associates Inc. (“Golder”) was retained to review the incidents and the dam design. In a report dated August 10, 2001, Golder concluded that the dam failed as a result of slippage along the plane of a basal clay colluvium and that the emergency stabilization measures taken were appropriate.

        In 2002, a third lift of the dam was completed. RPA retained Golder to review the present status of the dam following the 2002 lift. In a report dated July 25, 2003, Golder concluded that there was no direct evidence of serious stability problems with the Limon Mine tailings dam and made certain recommendations in respect of the monitoring of future performance of the dam and remedying deficiencies in the construction of overflow pipes.

        There are no closure requirements (including financial assurance) for the mine, shop, mill, and offices area, as these are considered by the government to be of historic and tourist interest. Closure requirements for the tailings dam are currently being evaluated. The final lift design includes stabilization of the slopes and the Company has filed a reforestation program with the government.

        Prior to construction of the new impoundment area, an environmental impact study was completed and approved in June 1998 by the Ministry of Environment, with the following conditions:

•	preparation of a closure plan of the old North tailings area;
•	monitoring wells must be installed above and below the facility to monitor groundwater quality;
•	discharges of process water must be monitored and meet the criteria of Decreto 33-95, which provides water quality guidelines for discharge of industrial waste water;
•	monitor the condition and performance of the facility; and
•	personnel responsible for the tailings disposal facility must be trained to safely operate the facility.

        TSMA is in compliance with all of the foregoing requirements.

        Economic Analysis

        In RPA’s opinion, the Limon Mine will generate a positive cash flow margin at the current gold price. The cash operating costs during the five-year mine life commencing in 2005 are forecasted to range from $275 per ounce to $299 per ounce.

        Mine Life

        The mine life based on current reserves is approximately five years. In RPA’s opinion, there is good potential to expand the mineral reserves and the mine life through the exploration of existing targets.

Bellavista Mine

        Construction at the Bellavista Mine commenced in December 2003 and mining operations commenced in March, 2005. Leaching operations are expected to commence in April 2005 with delivery of the first gold bars expected in the second quarter of 2005. Its designed capacity of 60,000 ounces of gold per year is expected to be attained by the end of 2005. Bench development has begun in the mine and some ore has been mined and stockpiled for startup. The primary, secondary and tertiary crushers along with the associated conveyors have been installed. The agglomeration circuit is complete and the cement addition system is nearing completion. The leach pad and solution collection ponds are complete. Work on the ADR (adsorption/desorption/recovery) plant is progressing well. The Company has decided to contract out mining operations, resulting in a significant reduction in the project’s capital cost but increased operating costs.

        An Economic Co-operation Agreement with the local municipality of Miramar was signed on March 12, 2004. The Company has offered to contribute toward certain community projects, including construction of a pipeline from a freshwater spring located on Company land, installation of a new water tank, purchase of a garbage truck, donation of certain land not being used by Glencairn, student scholarships and promotion of tourism. These items do not have a material impact on the capital cost of the project. Glencairn has also agreed to hire 80% of its workforce at Bellavista from residents of the county of Montes de Oro. Signing of the socio-economic agreement was attended by a representative of the President of Costa Rica. Under current regulations, Glencairn will pay 1% of the gross sales of the mine to local municipalities and 1% to a number of registered socio-economic development associations in the area.

        The following information has been derived from a technical report dated December 10, 2002 entitled “Bellavista Gold Project Costa Rica Technical Report” (the “Bellavista Technical Report”) prepared by Pincock, Allen & Holt Ltd. (“PAH”). The Bellavista Technical Report was prepared by Mark Stevens, C.P.G., who is a “Qualified Person” as such term is defined in NI 43-101. PAH is independent of the Company, as is Mr. Stevens.

        In October 1997, Wheaton River purchased a 100% ownership interest in the Bellavista property (the “Bellavista Property”) from Glamis Gold Ltd. (“Glamis”). Pursuant to the terms of the purchase agreement, a final Cdn$1,000,000 payment is due to Glamis upon the commencement of commercial production at Bellavista. As a result of Glencairn’s purchase of a 100% ownership interest in Bellavista, Glencairn is now responsible for making this payment to Glamis.

        Glencairn purchased the Bellavista Property from Wheaton River by acquiring all of the issued and outstanding shares of Wheaton River Holdings Inc. (“WHI”), a Cayman Islands incorporated company that indirectly owns all of the assets comprising the Bellavista Property. Following the acquisition, WHI changed its name to Glencairn Holdings Inc. (“GHI”).

        GHI’s sole asset is its shareholding in Glencairn Enterprises Ltd. (“Enterprises”), a Cayman Islands company. This shareholding consists of all of Enterprises’ common shares and its “A” and “B” shares. The “C” share of Enterprises is held by Carib Industries Inc. (“Carib”). Enterprises’ “A”, “B” and “C” shares were created for the purpose of paying a royalty to Carib. The Carib royalty is payable by way of dividends on the “C” shares. Further details of the Carib royalty below. See “Royalties”.

        Enterprises’ sole asset is its 100% ownership of Metales Procesados M.R.W., S.A. (“Metales”), a Costa Rican company that was established as a “Free Zone” company pursuant to Costa Rican Free Zone laws. Metales was granted Free Zone status by the Costa Rican government in May 2001. Metales and its wholly-owned subsidiary Compania Río Minerales S.A. (“Río Minerales”), a Costa Rican company, jointly hold the rights and obligations for the Bellavista mineral concessions and Metales holds the surface rights to the Bellavista Property. Under the Free Zone arrangements, Metales will purchase Rio Minerales' interest in the Bellavista ore at an agreed transfer price, subject to Costa Rican taxation, and will process the ore and export the doré to the open market. The Free Zone Laws confer on Metales significant taxation and other benefits, including a 100% exemption from import duties, withholding taxes, and municipal taxes for ten years, a 100% exemption of income taxes for twelve years followed by a 50% exemption for the following six years.

        Rio Minerales conducts all current project exploration. Both Metales and Rio Minerales handle permitting operations. Two other wholly-owned subsidiaries of Metales hold surface rights in the project area.

        Pursuant to the various agreements relating to the Bellavista Property, Glencairn is designated as project manager. During the pre-production period, advances from Glencairn will fund all project expenditures. Once production commences and the project generates operating profits, net cash flow (after payment of royalties) will flow through to Enterprises, which will pass on the cash flow to GHI (after payment of the “C” dividend to Carib) by way of dividends on the “A” and “B” shares. No dividends are payable on the Enterprises’ common shares.

Property Description and Location

        The Bellavista Property is located 70 kilometres west northwest of the city of San Jose, the capital of Costa Rica. The Bellavista Property mineral rights is comprised of one exploitation concession under application for extension covering a contiguous area totalling 40 square kilometres. Glencairn subsidiaries own the surface rights to 29 land parcels totalling 1,080.1 hectares, of which 627.3 hectares are in the mine site area and 452.8 hectares are in the Agua Buena area. The current holdings cover all of the land essential for the proposed mining operations.

        Royalties

        There are two “net profits” type royalties applicable to the Bellavista Property, referred to as the Carib and Montezuma royalties. A third royalty, the Dobles royalty, is a net smelter return royalty up to a fixed amount the validity of which is subject to arbitration.

        The Carib royalty has two parts: (1) the dividend payable on the Enterprises’ “C” share; and (2) an advance annual payment. Each January, until and including the year that production commences, Carib receives an annual payment of $200,000 in respect of the Bellavista Property. This payment is indexed upward on a proportional basis whenever the annual average gold price exceeds $400 per ounce. Once production commences, $400,000 of these payments are recovered by way of a 35% reduction in the amount of “C” share dividend that would otherwise be payable to Carib.

        The amounts of the Enterprises “A”, “B”, and “C” dividend payouts are determined by a complex mechanism involving varying percentages of the project’s net cash flow (“NCF”), which is calculated after the payment of the other royalties and Costa Rican taxes. The “C” share dividend percentage escalates based on the extent to which project expenditures have been paid back to the holder of the “A” share. The project expenditures include all pre-production and capital costs incurred from 1984, together with deemed compound interest on such expenditures (calculated at the US prime rate of interest plus 2.0%). The expenditure base exceeds $85 million at December 31, 2004.

        During operations, dividends on the “A” share are credited to the payback account, and the first payback period begins at the onset of production and ends when the dividends on the “A” share equal the expenditure base. The “C” share dividend payable during the first payback period is 7.22% of the “dividend amount” (i.e. the project’s NCF less the other royalties and income taxes), increasing to 13.25% of the dividend amount in the second payback period and 25.78% thereafter. There are no dividends available for the “B” shares until the first payback is reached.

        The Montezuma royalty is payable to Montezuma Gold Mines S.A. (“Montezuma”) and calculated in a similar fashion to the Carib royalty, but is based on net cash flow before tax (“NCFBT”). Like the Carib royalty, the Montezuma royalty is payable at the onset of production and the royalty rate escalates based on the stage of payback of prior project expenditures, including deemed interest. The expenditure base for the Montezuma royalty is the same as for the Carib royalty. The Montezuma royalty rate is 3% of the project’s NCFBT until first payback is achieved, increasing to 5% of NCFBT until second payback occurs and 10% of NCFBT thereafter. During operations, 90% of the project’s NCFBT is credited to the payback account.

        The Dobles royalty is a 3% net smelter return royalty payable on production from Exploitation Concession 21A Expansion (the Lagunilla area) to a maximum of $2.5 million. Currently, no mineral reserves or mineral resources have been identified within this area.

        Permits

        All mining and environmental activities in Costa Rica are regulated by the Ministry for the Environment and Energy (“MINAE”). Control is exercised through the Costa Rica Mining Code and its Regulations (the “Mining Code”), the Environmental Code of 1995 (Costa Rica) and the Forestry Law of 1996 (Costa Rica). The Direccion General de Geologia y Minas (“DMG”) was established to enforce the Mining Code.

        As is the case with most other Latin American countries, below-surface rights are owned by the state. Surface rights are owned by individuals, allowing them the right of access and use of their land. Concessions to explore for and exploit subsurface resources are granted by the state according to the Mining Code. Exploitation concessions under the present law are granted for a period of 25 years (the Bellavista mine concession was acquired under the previous law, which granted such rights in perpetuity). All mining projects are required to prepare an environmental impact assessment (“EIA”) or environmental impact study (“EIS”).

        In order to carry out construction and development, Metales and Río Minerales obtained various permits for or relating to construction and development of the Bellavista Mine. These construction permits included permits relating to zoning and health, forestry, public roads, stream diversion, the beneficiation plant, municipal business license, work and safety, transport of workers and cargo, use of explosives, transport, storage and use of dangerous goods and export of gold. Final design plans were approved by a Costa Rican engineer. To date, the Company has obtained various permits as required and expects that any additional permits will be obtained as required.

        Environmental Considerations and Permitting

        According to the Bellavista Technical Report, information provided to the Company indicated that the Costa Rican authorities agreed that an existing EIS was in place and that a valid exploitation permit currently existed when Wheaton River took over the project. However, the EIS was for an underground mining operation and since the proposed project would result in a significant change in the production volume and mining method at Bellavista, consultations with SETENA indicated that a new EIS was not necessary, but recommended the submittal of an environmental management plan (“EMP”) to complement the existing EIS. The EIS was completed in September 1999. Public meetings were held in Miramar in November 2000 and SETENA approved the EIS on January 30, 2001.

        In 2002, the President of Costa Rica issued a presidential decree which put a moratorium on open-pit mining in Costa Rica. This moratorium applies to new projects, but not existing projects that have been approved, such as Bellavista. Subsequent to the decree, the Company had legal counsel review the decree to verify that it does not apply to Bellavista since the project had already been approved. In addition, the Company has received written confirmation from the Minister of Environment and Energy of Costa Rica, which states that the moratorium applies to new gold mining operations and that the government will respect all projects that have the legal right to operate, provided that those rights were granted prior to the execution of the decree.

        On August 20, 2002, the Constitutional Chamber of the Supreme Court of Justice ruled on a challenge to the Presidential decree. The court found that no fundamental rights had been violated by either the President or the Ministry for the Environment and Energy by the issuance of the decree, since the decree expressly established that existing rights would be respected.

        Based on its review, PAH stated that the Company has the legal right to proceed with the Bellavista project. However, the decree does establish that the government has a negative opinion of open pit mining, which could affect the ease with which the project obtains permits and operates.

        Glencairn’s subsidiary, Metales Procesados MRW S.A., has been made a party to a legal proceeding, brought by an anti-mining special interest group in Costa Rica before the Constitutional Court of Costa Rica against three branches of the Government of Costa Rica, that alleges several deficiencies in the process followed by the Government in granting permits for the Bellavista Mine. The legal proceeding does not include a challenge to the exploitation concession under which Metales’ holds its mineral rights to the Bellavista Mine. Glencairn and its Costa Rican legal counsel have reviewed the allegations and believe they are without legal merit and factual basis. Governmental officials in Costa Rica have stated publicly on several occasions that construction of the mine is being carried out in compliance with Costa Rican law. Glencairn understands that it may take as long as three years before a decision is rendered by the Court. The Company is confident that its position will be upheld.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        A paved provincial road connects the Pan American Highway to the two kilometre gravelled Bellavista access road. By road, the mine site is 120 kilometres from San Jose, with a driving time of 2.5 hours.

        Costa Rica is a tropical country with several distinct climate zones. Most regions have a distinct rainy season, locally called winter, that lasts from May to November and a dry season extending from December to April. Annual rainfall averages 2,500 millimetres nation-wide with some mountainous regions receiving as much as 7,600 millimetres on exposed eastern slopes.

        Average annual rainfall at the Bellavista Property is about 2,815 millimetres. Due to the mountainous terrain, local orographic rainfall effects are pronounced. This effect is well illustrated by the fact that Puntarenas, located 20 kilometres away from the Bellavista Property on the Pacific coast, receives only about 1,600 millimetres of rainfall per year. Daytime temperature highs at the site normally reach 30° Celsius.

        Montes de Oro, where the Bellavista Property is located, is one of eleven cantons within the Province of Puntarenas. Montes de Oro is approximately 165.5 square kilometres in area (approximately 2.4% of Puntarenas) and has a population of approximately 9,000. Miramar is one of the three Districts of Montes de Oro and has an area of approximately 80.6 square kilometres. The town of Miramar is the administrative seat of the Canton and has a population of 5,000.

        The commercial port of Puerta Caldera is located approximately 22 kilometres south of the Bellavista Property on the Pacific coast. The nearest commercial centre to the mine is Puntarenas, situated approximately 20 kilometres to the southeast of the mine site. Retail banking, medical, educational and hospital facilities are available in this town, which has a population of approximately 20,000.

        Costa Rica is divided by a mountain chain that extends through the country from the northwest to the southeast. This chain is part of the larger Andes-Sierra Madre Cordillera.

        The topography within the Bellavista area is quite rugged and elevations range from less than 100 metres above sea level in the southern Agua Buena area to over 1,000 metres above sea level in the northern part of the property. The average elevation in the immediate area around the Bellavista Property is about 750 metres above sea level. The project area includes some densely vegetated areas with tropical scrub and altered primary, secondary and riparian forest. The area proposed for development, for the most part, had been cleared in the past for pastureland, exploration and mining.

        Cultivated areas within the project boundaries include a mango plantation, two plantain plantations and stands of various fruit trees and melina, which is a fast growing wood product tree. The Yolanda farm is being used for cattle ranching on a cooperative basis with other local cattlemen. On the Bellavista Property, several areas are under cultivation for the production of legume crops.

History

        Gold has been produced from the Bellavista and adjacent Montezuma deposit since the late 1800s. Production from underground mining operations prior to 1914 is believed to be 80,000 to 100,000 ounces of gold from gold-quartz veins, largely from the Montezuma deposit.

        Between 1909 and 1914, the property was mined by Montezuma Mines of Costa Rica which ran a seasonal operation that utilized stamp mills and cyanide vat leaching. The mill processed about 100 tonnes per day. Between World War I and the mid-1960s, there was only small-scale and intermittent mining activity carried out by local artesian miners.

        Junior Canadian companies took over the property during the 1970s. In 1984, Midland Energy Corporation and Westlake Resources Inc. conducted exploration programs focused on the higher-grade veins, defining a low grade, large tonnage resource around the veins. In 1986, Rayrock Yellowknife Resources Inc. obtained the right to participate in the project and following a 1992 consolidation of interests, Minera Rayrock Inc. (“Rayrock”), a predecessor of Glamis, gained control of the property.

        Rayrock conducted extensive work programs over a 15-year period. Exploration in the early stages focused on the known quartz vein zone with the objective of outlining a high-grade gold resource to be exploited by underground mining. However, by 1986, a widespread lower grade resource centered on a higher grade quartz-gold system had been identified with the potential for a large tonnage gold resource that could be mined by low cost, open pit methods. During the period from 1984 to 1996, Rayrock spent more than $14 million on several large programs of drilling and exploration, bulk sampling, and metallurgical test work, as well as on many engineering studies relating to specific aspects of the project.

        Rayrock’s engineering studies include pit design, rock mechanics, water supply and balance, plant and tailings disposal locations, waste-dump stability, geotechnical surveys, environmental assessments and feasibility analyses carried out by independent engineering firms such as Fluor Daniel, Vector Engineering, Hydro-Triad Ltd. and others. A total of 221 reverse circulation (“RC”) holes, three diamond drill holes, and an underground bulk sampling program have been completed in respect of the property. The most recent of Rayrock’s studies was a feasibility study for a combined open pit and underground gold and silver mine, which was completed by Fluor Daniel in March 1996. This report estimated the mineable open pit mineral reserves, calculated using a 0.80 grams of gold per tonne cut-off, to be 10.74 million tonnes at a grade of 1.76 grams of gold per tonne. These mineral reserves were classified as probable.

        The work performed by Fluor Daniel was based upon Rayrock’s intention to construct a grinding facility near the mine and to slurry the ground ore to a process facility located southeast of Miramar. The process scenario introduced significant capital costs, which made the investment decision difficult due to a marginal rate of return.

        The EIA raised even further concerns about Rayrock’s proposal and was not approved by the local authorities. One of the reasons that it was not approved was that the marginal rate of return in light of perceived high-risk technical factors, such as the tailings slurry pipeline and tailings dam liner design.

        Wheaton River purchased the project from Rayrock in 1997 and engaged Bikerman Engineering and Technology Associates, Inc. to carry out a pre-feasibility study based on an open-pit mine and heap leach gold recovery system. Twelve additional core holes were drilled from underground locations. The pre-feasibility study was completed in April 1998.

        In April 1999, Wheaton River completed a feasibility study. This feasibility study was the main reference document for the Bellavista Technical Report. Wheaton River submitted an EMP in September 1999 based on the its mining plan.

        In October 2002, Glencairn purchased the Bellavista Property from Wheaton River. See “General Development of the Business Acquisitions – Bellevista Mine Acquisition”.

Geological Setting

        Regional Geology

        The Bellavista Property is located within the Costa Rican Gold Belt, which lies on the western edge of the magmatic arc that was formed as a result of the continuing subduction of the oceanic Cocos Plate below the continental crust of the Caribbean Plate. Three principal geologic units are exposed in this region, all of which are of late Tertiary Age. The Aguacate Group (locally called the Tilaran Group) is the lowermost unit representing volcanism during the Miocene- Pliocene Epochs (six to ten million years ago) and consists of andesitic/basaltic volcanics and volcaniclastics, including lacustrine sediments. This unit hosts most of the gold and silver mineralization in the gold belt.

        The Guacimal Intrusive Complex has intruded the volcanics of the Tilaran Group during the later stages of volcanic deposition and consists of numerous individual bodies of felsic to intermediate composition scattered along the northwest-southeast arc trend. The hydrothermal alteration of the Tilaran Group is attributed to the emplacement of the intrusives four million years ago.

        The Monteverde Formation unconformably overlies the Aguacate Group/Guacimal Intrusive Complex representing further volcanism during the Pliocene-Pleistocene Epochs (two to four million years ago) and consists of andesitic volcanics, lahars, and other volcaniclastics.

        A series of northwest-southeast trending faults comprise the major structural feature within the gold belt. These faults are parallel to the Middle American Trench and are associated with a series of discontinuous northeast trending fractures. At Bellavista, mineralization is associated with northeast trending fractures located along the northwest trending Liz fault zone.

        Property Geology

        In the Bellavista Property area, low sulphidation, epithermal gold mineralization occurs in veins and stockworks in fractured and/or faulted and propylitically altered volcanic rocks of the Tilaran Formation. The high rainfall and tropical weathering at Bellavista has resulted in the development of a thick weathered horizon of ten to 40 metres thick. Bedrock is masked and unweathered outcrops are confined to incised drainages.

        In the deposit area, the Tilaran Formation is comprised of a lower unit, the Miramar Formation, consisting of andesite/basaltic flows and lesser tuffs; and an upper unit, the La Union Breccia, which consists of pyroclastic breccias. Most of the mineralization occurs in the La Union Breccia unit, which was more conducive to broad fracturing, allowing for the introduction of hydrothermal fluids.

        Tectonic uplift and extension that occurred during the deposit of the Tilaran Group resulted in the structural preparation for igneous intrusion and hydrothermal activity. The emplacement of the Guacimal Intrusive Complex was responsible for a regional propylitic alteration and served to localize mineralizing solutions along fractured and/or faulted structural zones. No major intrusives occur in the project area other than as crosscutting dikes. Following the deposition of the Tilaran Group, but before the deposition of the Monteverde Formation, surface weathering resulted in the oxidation and degradation of the volcanic rock and the contained sulfides.

        The Monteverde Formation was subsequently deposited on top of the weathered and eroded surface. The Monteverde consists of a lower 80-metre thick unconsolidated lahar unit containing interbedded lenses of alluvial material. The upper part of the formation is about 120 metres thick and comprises gray lava flows, volcanic breccias and tuffs. The Monteverde Formation is post mineralization and is unaltered. PAH notes that the lahar is poorly to moderately consolidated with intermittent groundwater flow (rainy season) near the base that could affect the stability of this unit; however, within incised valleys exposing Monteverde lahar slope sides, no failures have been observed to date.

        Following the Monteverde Formation deposit, further tectonic uplift accompanied by erosional down cutting has resulted in the current topographic exposure, accompanied by renewed weathering and oxidation of the exposed deposit. Tectonic activity continues to the present time with the area currently characterized by moderate to high seismicity.

        The most prominent structural feature of the Bellavista gold deposit is the Liz fault zone, which strikes approximately due north and dips at an average of 82 degrees to the east, and is characterized by a broken and sheared zone ranging from five to 40 metres in width. The zone contains clay gouge and brecciated altered rock. Veins and pockets of quartz, calcite and local silicification are common. In the hanging wall volcanics on the east side of the fault, a series of east and northeast trending structural zones developed in response to ongoing displacement along the Liz fault.

        Deposit Types

        Based on the characteristics of the mineralization, the Bellavista Property is considered to be a low sulphidation epithermal gold vein deposit. These deposits form on predominately felsic subaerial volcanic complexes in extensional and strike-slip structural regimes. Near-surface hydrothermal systems including surface hot springs and deeper hydrothermal fluid-flow zones are the sites of mineralization. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression.

Exploration

        The Bellavista property has been in a pre-development stage up to late 2003 with no exploration activities since the 1990‘s. A small exploration program was completed during 2004 at a cost of approximately $40,000 to obtain additional field information on three areas identified has having exploration potential. The program consisted of detailed field mapping, prospecting and sampling.

        The three areas with exploration potential are characterized by the presence of anomalous gold values in soils, the presence of gold-bearing quartz veins and historical underground mine workings. One of the areas, the old Montezuma Mine, is located close to and immediately south of the Bellavista deposit and has recorded production estimated at 100,000 ounces from 1897 to 1916 from quartz veins averaging 10-12 grams gold per tonne. A drill hole in the Montezuma area in the early 1990‘s is reported by a previous operator to have intersected 12 grams gold per tonne over an 8 metre core length. The other two areas, La Trinidad and La Lucha are located 1.5 to 2.0 km northwest of the Bellavista deposit.

        The inclusion of a grinding circuit for the processing of “higher-grade” Bellavista “ore” provides an exploration opportunity to not only look for additional open-pit heap leach mineralization, but also to identify high-grade gold mineralization that could be mined underground and treated in the Bellavista recovery circuit.

        Based on internal recommendations, the Company plans to drill test the Montezuma, La Trinidad and La Lucha areas. The timing for this exploration program has still to be determined.

Mineralization

        Gold mineralization occurs along the Liz fault and the fractured and broken hanging wall volcanics east of the fault, where more prominent structural zones are characterized by quartz-adularia veining, between which occurs variable stockwork veining. The area of mineralization is approximately 850 metres by 300 metres.

        Vein mineralization consists of minor pyrite (typically one to two percent), with traces of galena, sphalerite, chalcopyrite, and native copper hosted by quartz and adularia gangue with minor sericitization. Based on limited petrographic evaluation, gold has been found to occur as microscopic sized (one to 100 microns) electrum particles in the quartz and to a lesser extent has been associated with pyrite. Silver occurs in the electrum (typically 35% of the electrum) and as microscopic (ten to 50 microns) acanthite (a silver sulfide), with an average 2:1 gold to silver ratio in the deposit.

        Alteration associated with the mineralization includes silicification, sericitization and propylitisation. The quartz is commonly banded, chalcedonic, locally drusy accompanied by adularia and calcite. The sericite occurs as narrow envelopes around the quartz veins. Propylitic alteration occurs as broad halos around the veins and stockworks.

        Tropical weathering of the deposit has resulted in a thick weathered and oxidized horizon that is transitional downward into unweathered and unoxidized volcanic rocks. The oxidized zone of the deposit is characterized by iron and manganese oxides and is of variable thickness, typically ranging from 15 to 25 metres, but can extend significantly deeper where extensive fracturing of the rock has occurred. The unoxidized zone of the deposit is characterized by one to two percent sulfides, predominantly pyrite. There appears to be little, if any, gold grade differences between oxidized and unoxidized parts of the deposit. Because of the higher relief of the area and the accompanying erosion, weathered saprolitic clay accumulations at the surface in the immediate deposit area are typically limited to less than one metre. The water level in the deposit fluctuates greatly with the wet/dry seasons and in the deposit area the water level is reported to be below 700 metres elevation.

        PAH noted in the Bellavista Technical Report that in the northeast part of the deposit, the overlying lahar units at the base of the Monteverde Formation moderately dip (approximately 20 degrees) toward the planned pit. Due to their poor to moderate consolidation, with intermittent groundwater flow (rainy season), they present some stability issues related to pit slopes. Wheaton River carried out a closely spaced Induced Polarization survey in an attempt to determine the paleotopography during 2000. The results were not definitive and additional geotechnical drilling will be carried out during the construction phase.

Drilling

        Exploration of the Bellavista deposit includes extensive exploration drilling by Rayrock consisting of 221 RC holes and three core holes. Wheaton River drilled an additional twelve underground core holes in the northern extension of the deposit. Project drilling has been augmented by the results of the bulk sampling from two levels in the deposit, located at the 705- and 650-metre elevation. The following table summarizes the exploration drilling and sampling program.

Exploration Drill Hole Summary

					Metres of
	Number of Core	Number of RC	Total Number of		Underground	Total Metres
Deposit	Holes	Holes	Holes	Metres of Holes	Samples	Sampled

Rayrock	3	221	224	37,121	920	38,041

Wheaton River	12	0	12	2,721	0	2,721

Total	15	221	236	39,842	920	40,762

        Drilling of the Bellavista deposit was conducted with inclined holes to better test the steeply dipping mineralized zones. Drill holes were placed on northwest-southeast trending lines spaced 25 metres apart. Along the lines, the drill hole spacing ranged from 15 to 45 metres, for an overall average drill hole spacing of approximately 30 metres. PAH noted in the Bellavista Technical Report that the average drill hole spacing drops off with depth, and at the elevation of the ultimate pit bottom (approximately 600 metres elevation) there is an overall average spacing of approximately 40 metres. PAH considered the drill hole spacing in the deposit to be reasonable for establishing the degree of confidence necessary for defining mineral resources and mineral reserves.

        Rayrock used a gyroscope to survey for directional deviation down the hole for 25 drill holes (11% of the drill holes). Based on these surveys, Rayrock found relatively similar deviation in the hole inclination between drill holes (one degree of dip per 50 slope metres of depth resulting in five to ten metres at total depth), with only minor azimuth deviations. Based on these results, all of the unsurveyed holes in the database were adjusted for dip deviation, but not azimuth deviation. Because of the calculated adjustment for deviation rather than actual measurement, PAH stated that the projected intercepts of some of the individual narrow mineralized structures may be off by a small amount, but the overall effect on the more important broadly distributed stockwork mineralization is not likely to be a significant problem. PAH ran a statistical check to test for anomalous down-hole deviations and found none in the database.

        The Rayrock drilling (most of the exploration database) was conducted by Boyles Brothers of Salt Lake City, Utah, with a trac-mounted RC drill. Drill hole diameter was 114 millimetres (4.5 inches) and 133 millimetres (5.25 inches). RC samples were collected at two-metre intervals yielding approximately 65 kilograms of sample. It was reported that approximately 75 percent of the drilling was conducted under dry hole conditions, with the holes advanced using a down-the-hole hammer bit, with the sample split to five kilograms on site using a Jones riffle splitter. The remaining approximately 25 percent of the drilling was conducted under wet-hole conditions (the ground was wet, sticky, or in the vicinity of underground workings), with the holes advanced using case rock bits, with a 10-percent sample split taken using a wet splitter. The on-site geologist recorded the lithology, alteration, and mineralization for each sample before it was sent to the on-site sample preparation facility.

        In addition, Rayrock drilled three core holes and subsequently Wheaton River drilled another twelve underground core holes in the north extension of the property. Drilling was conducted to obtain HQ (64 millimetres) and NQ (48 millimetres) sized core. Core samples were collected at geologic intervals ranging between 0.46 and 1.55 metres in length. After geologic and geotechnical logging was completed, one half of the core was submitted to the on-site sample preparation facility, while the other half was retained on site for reference.

        Wheaton River conducted condemnation drilling in the planned waste rock dump and heap leach facility areas as a check to ensure that no mineralization was present in those areas that would be lost by the placement of these facilities. Rayrock drilled 17 condemnation holes with RC equipment with spacing of approximately 200 to 300 metres, and to a depth of up to 150 metres. No significant mineralization was found.

Sampling and Analysis

        RC samples were collected at two-metre intervals yielding approximately 65 kilograms of sample. It was reported that approximately 75% of the drilling was conducted under dry hole conditions, with the holes advanced using a down-the-hole hammer bit, with the sample split to 5 kilograms on site using a Jones riffle splitter. The remaining approximately 25% of the drilling was conducted under wet hole conditions (where the ground was wet and sticky, or in the vicinity of underground workings), with the holes advanced using case rock bits, and a 10% sample split taken using a wet splitter. In addition, a small sample was washed and glued to a canvas strip for geological logging. The strips are stored on site.

        Generally core samples were collected at geologic intervals ranging between 0.06 and 3.04 metres in length but 845 were between 0.46 and 1.55 metres. After geologic and geotechnical logging was completed, one half of the core was submitted to the on-site sample preparation facility, while the other half was retained for reference.

        RC samples were collected at two-metre intervals yielding approximately 65 kilograms of sample. It was reported that approximately 75 percent of the drilling was conducted under “dry hole” conditions, with the holes advanced using a down-the-hole hammer bit, and the sample split to 5 kilograms on site using a Jones riffle splitter. The remaining approximately 25 percent of the drilling was conducted under wet hole conditions (where the ground was wet and sticky, or in the vicinity of underground workings), with the holes advanced using case rock bits, and a 10-percent sample split taken using a wet splitter. Generally core samples were collected at geologic intervals ranging between 0.46 and 1.55 metres in length. After geologic and geotechnical logging was completed, the core was sawn in half, with one half submitted to the on site sample preparation facility, while the other half was retained on site for reference.

        The Rayrock underground bulk samples were collected from materials excavated during the advancement of six drifts and three raises on Level 1 (704 to 712 metre elevation). All assays from these workings were entered into the drill hole database as psuedo drill holes. Blasted material from each 1.75 metres round of advance of a 1.35-metre wide by 2.0-metre high drift or raise was collected (6 to 10 tonnes) and transported to the surface for sample reduction.

        Wheaton River’s underground bulk samples were collected from the drifts and raises advanced by Rayrock approximately ten years earlier. The sample program was conducted to provide sufficient representative material to enable metallurgical test work to be completed, but was not used in the sample database for resource estimation.

        Feasibility study work relied on Rayrock’s bulk density measurements made on 21 bulk samples taken from the surface (ten) and underground (eleven) locations. Surface bulk density samples were excavated from trenches and ranged from two to six tonnes. Underground samples were collected during the advancement of a single heading and ranged from 2.5 to 10 tonnes. The volume of the trench or working was surveyed. The bulk density was then determined from the sample weight and volume, with moisture factor determined by drying 25 kilograms of the material. Because of the large size of these samples, the results are considered more representative of the rock bulk (rock mass and fracture space) in the area from which the samples were taken.

        Following the feasibility study, Wheaton River conducted some limited additional testing of the bulk density using samples from drill hole core and underground levels. The Wheaton River samples were sent to McClelland Laboratories in Sparks, Nevada to provide some corroboration of the earlier feasibility bulk density results.

        PAH is of the opinion that Wheaton River’s sampling procedures were carried out according to accepted industry standards using accepted practices.

Security of Samples

        PAH did not take any independent samples from the exposures of the veins as other independent Qualified Persons have previously sampled the mineralization.

        Check assay programs have been in place since Rayrock began work on the property in 1986. The feasibility study reports that a total of 1,924 check assays have been made, representing approximately 8% of the sample database.

        Rayrock conducted a variety of assay checks as part of a quality analysis/quality control program to verify that the sample collection, preparation, and assaying procedures were accurate and precise. Between 1986 and 1990, check assays covered samples from 144 RC holes and 926 metres of underground bulk sampling. The 1994-1995 check program included 76 RC holes.

        Check samples from duplicate splits and coarse rejects were reported to have compared well with the original assay results, with approximately 8% of the samples (mostly higher grade samples greater than three grams of gold per tonne) showing some variability that may be attributed to a nugget effect from coarser gold particles. 19 of the more variable results were replaced by the check assay values, which typically were less than 50% of the original assay value. Checks to determine if assay precision varied between lower grade (one gram of gold per tonne), medium grade (two grams of gold per tonne) and higher grade (three grams of gold per tonne) were reported to be satisfactory. Blank samples to determine if any contamination occurred at the on-site sample preparation facility reportedly showed no contamination. Investigative analysis was done to determine if the reproducibility of different sample and assay weights resulted in significant variability, with the results reported to show that the sampling and assaying weights used provided acceptable results.

        As part of its due diligence process for the Bellavista Property acquisition, Wheaton River ran check assays on 56 RC holes using a new split from the coarse rejects. The results compared well and from this Wheaton River concluded that the RC drilling by Rayrock had yielded accurate and precise results. For the 1998 drilling program a series of blanks and standards were inserted into the sample stream. Only one unexpected result was returned. An additional 95 checks were carried out on RC samples with 5.3% showing high variability.

        Snowden Mining Industry Consultants Inc. (“Snowden”), as part of their resource evaluation, collected samples from all data sources (RC, core and underground bulk sample material). Snowden conducted strict chain of custody procedures to deliver the check sample material to Bondar-Clegg Laboratories in Vancouver, British Columbia. The results confirmed the presence of gold mineralization at the levels previously reported, but indicated a high degree of variability in higher grade samples (greater than three grams of gold per tonne) as a result of a coarse gold nugget effect.

        PAH examined the possibility of down-hole contamination resulting from gold particles below high-grade intercepts and/or underground workings, which can be amplified under wet drilling conditions. An in-house statistical program was used on the Bellavista drill sample data.

This program operated by selecting all assay intervals that are above a three grams of gold per tonne cut-off grade and then evaluated the assay intervals above and below the selected interval to determine if there is a statistical balance of grade values (tailing effect). The results did not find significant evidence of systematic downhole contamination that would significantly affect the resource modelling results.

        PAH stated that an adequate amount of checking has been conducted and that the results are representative of the mineralization in the deposit. PAH is of the opinion that Wheaton River’s sampling and assaying procedures were carried out according to accepted industry standards, using accepted practices.

Mineral Resources and Mineral Reserves

        The following tables summarize mineral reserves and mineral resources at the Bellavista Mine as at December 31, 2004.

Proven and Probable Mineral Reserves(1)(2)(3)

	Tonnes	Gold Grade (g/t)	Contained Ounces

Proven	9,846,962	1.48	467,347
Probable	1,392,699	1.96	87,725
Total	11,239,661	1.54	555,072

(1)

The mineral reserves for the Bellavista Mine set out in the above table were prepared by Snowden and reviewed by PAH. The mineral reserves are classified as proven mineral reserves and probable mineral reserves and are based on CIM Standards.

(2)

The Bellavista Mine mineral reserves were estimated using a cut-off grade of 0.5 grams of gold per tonne and a strip ratio of 1.32:1 (tonnes waste per tonne ore). The gold price for the mineral reserve estimation is $325 per ounce.

(3)	Dilution and mining losses are incorporated in both the proven and probable mineral reserves.

Measured, Indicated and Inferred Mineral Resources(1)(2)(3) (Including Mineral Reserves)

	Tonnes	Gold Grade (g/t)

Measured	15,820,000	1.38
Indicated	5,350,000	1.34
Inferred	1,000	2.55

(1)

The mineral resources for the Bellavista Mine set out in the above table were prepared by Snowden. The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on the CIM Standards.

(2)	The mineral resources were estimated using a cut-off grade of 0.50 grams of gold per tonne. The gold price used for the mineral resource estimation is $325 per ounce.
(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        The Bellavista mineral reserves are based on a resource model prepared by Snowden, which was based on a geologic model from Wheaton River, including all drilling and bulk sampling data.

        The measured and indicated mineral resources from the Snowden resource model were utilized to prepare the mineral reserves for the project. The mineral reserves were developed jointly between Snowden and Wheaton River, whereby Snowden provided the optimal pit shell and Wheaton River then added ramps, mining dilution and scheduled the production.

        The reserve is based on an optimized pit shell that was developed utilizing Whittle-4X software, which utilizes the Lerchs-Grossmann optimization routine. It should be noted that the reported mineral reserves are at a cut-off grade that is slightly lower than calculated from the design parameters (0.56 grams of gold per tonne versus 0.58 grams of gold per tonne).

        The mine design criteria utilized in developing the mineable mineral reserves is listed below.

1.	Roads and ramps designed for 50-tonne capacity trucks
2.	Process recoveries of 75% for the oxide ore, 65% for the low-grade fresh ore, and 82% for the high-grade fresh ore.
3.	A mining cost of $0.86 per tonne of ore mined.
4.	A mining cost of $0.79 per tonne of waste mined.
5.	A mine administration cost of $0.61 per tonne of ore mined.
6.	Processing costs of $4.04 per tonne for oxide ore, $3.02 per tonne of low-grade fresh ore, and $4.90 per tonne of high-grade fresh ore.
7.	Pit slopes per recommendations from Call & Nicholas, Inc.: 45 to 47 degrees in the Tilaran formation; 34 degrees in the Monteverde Lahar; 30 degrees in the Liz fault.
8.	Catch bench intervals no greater than 18 metres.
9.	Final haul-road grade of no greater than ten percent.
10.	Haul-road width of 18 metres.
11.	A 15-metre buffer zone between the pit crest and the Quebrada La Plata.
12.	A 45-metre buffer zone between the pit and the Rio Ciruelas.

        The pit optimization utilized variable cut-off grades depending on the gold price used. The cut-off grades calculated for the Base Case at $325 per ounce of gold were 0.62 grams of gold per tonne for oxide ore and 0.56 grams of gold per tonne for the 35%/65% (high-grade/low-grade) blend for fresh ore.

        The drill hole database consists largely of RC holes and a lesser number of core holes drilled largely by Rayrock, with a few recent core holes drilled by Wheaton River. The majority of the drill hole samples are at two-metre intervals. The sample intervals in the database received by PAH included only data for gold.

Development

        After selection of the optimal pit shell, as designed by Snowden, and adding ramps, the pit was divided into three phases for mining. The three phases include a starter pit, which focuses on the oxide ore, a second phase which focuses on developing fresh ore with a low stripping ratio, and a third phase which mines to the ultimate pit limit. The three phases are intended to provide multiple bench exposure for the optimization of equipment utilization, ore blending, and waste rock blending.

        Both contractor and owner mining had previously been evaluated. Based on quotations received for contract mining that were solicited for the project feasibility study preparation (quotations received in December 1998), Wheaton River elected to use owner mining in the project feasibility study. The Company re-evaluated utilizing contractors for mining in 2004. The decision was made to use a mining contractor to minimize capital exposure and to have a mining staff provided that is experienced in mining in difficult conditions such as those that will be experienced during the wet season at Bellavista. The mining contract was finalized in March 2005 and is discussed below.

        An acceptable production schedule has been produced that details the production by month, material type, pit phase, and bench. The schedule is tight in some periods and will be refined further to provide a more optimized schedule prior to commencement of mining.

        Processing

        The ore processing techniques selected for this project are considered standard for the industry and are typical of heap leach projects that utilize crushing, grinding/pulp-agglomeration, carbon adsorption/desorption, and electrowinning methods. The design criteria have been properly developed based on results of metallurgical testing and facilities of similar size and nature. The gold ore at Bellavista is separated into three main classifications: oxide, low-grade, and high-grade.

        Oxide ore is located near the surface of the deposit and will be mined and processed during the first year of production. Approximately 500,000 tonnes of oxide ore at a grade of 1.73 grams of gold per tonne will be crushed to minus 6.35mm and subjected to a standard heap leaching and carbon recovery process. After the oxide ore is placed on the heap, the low-grade and high-grade ores, which account for over

95% of the ore reserves, will be processed. The low-grade and high-grade ores are comprised of fresh (un-oxidized) and transitional (mixed oxide and fresh) ores.

        The processing plans for the fresh and transitional ores are to crush the low-grade ore (less than 1.6 grams of gold per tonne) to minus 6.35 mm, and blend/agglomerate it with cement and the high-grade (more than 1.6 grams of gold per tonne) ore that has been crushed, ground to minus 65-mesh, and vacuum filtered. Low-grade ore will be processed at a rate of 3,735 tonnes per day and high-grade ore will be processed at a rate of 2,010 tonnes per day, for a total of 5,745 tonnes per day for 282 days per year. The agglomerated ores are conveyed to the leach pad via an overland conveyor and stacked up to five metres high on the leach pad using portable grasshopper conveyors and a radial stacker. The weight ratio of low-grade to high-grade ores in the blend is 65% and 35%, respectively. The weight ratio of the blend has been determined by the maximum amount of wet-filtered material that can be added to dry-crushed material to obtain satisfactory mixtures for proper agglomerate moisture, agglomerate stability, and long-term heap stability. The ratio will also dictate the actual milling cut-off grade that will be achieved on a day-to-day basis, which can change slightly due to crushed-ore moisture content and agglomerate conditions.

        Gold and silver are leached from the stacked ores using cyanide solutions generally for a period of 120 to 145 days. The solutions are applied to the surface of the heap with drip and spray emitters, passed through the stacked ore, collected in lined-ponds, and then passed through carbon columns to adsorb the precious metals from the leach solution. Loaded carbon is periodically removed from the columns and stripped of precious metals using a strong caustic/cyanide solution. The metals are then recovered from the strip solution by electrowinning cells. The precious metal sludge collected in the cells is then smelted in a furnace and poured into doré buttons that are shipped off-site for refining. Due to the high rainfall during the wet season, a cyanide neutralization system will also be provided to treat excess solutions prior to discharge to the environment.

        Capital Costs

        Expenditures on the Bellavista Mine from commencement of construction in December 2003 to December 31, 2004 were $21.6 million. It is expected that an additional $9 million will be spent to complete construction of the mine in 2005. This includes Cdn$1,000,000 payable to Glamis upon the commencement of commercial production at Bellavista.

        Operating Costs

        Production will ramp up during 2005. By December 2005, production is expected to reach about 4,400 ounces of gold per month or 88% of the 5,000 ounces per month expected ultimate production. Cash operating costs are projected to be $281 in 2005 due to the reduced production rate. While cash operating costs are expected to decline in 2006 when full production is achieved, they will be higher than the 1999 feasibility study projections given the costs of contract mining and inflationary cost increases.

Vogel Gold Property

        Glencairn holds a 100% leasehold interest in the Vogel Property through Black Hawk. The property covers 160 acres in Hoyle Township, Ontario and is within the municipal boundaries of the mining community of Timmins. The property is held under a lease (the "Vogel Lease") with Mary Vogel. The Vogel Lease had an initial five year term that was to expire July 1, 1999. The Company made payments of $30,000 annually during the initial term of the lease. Pursuant to the terms of the Vogel Lease, the Company converted the initial term of the Vogel Lease into an additional term of 21 years by completing a positive feasibility study recommending bringing the property into production at a gold price of $320 per ounce or higher. The Company is required to pay advance royalties of $50,000 per year and, upon commencement of production, a 2% net smelter return royalty, which increases to a 3% net smelter return royalty at such time as 50% of the aggregate net smelter returns are equal to total pre-production costs. The Company maintained its interest in the property to July 2005 by making the required advance royalty payment of $50,000 during 2004.

        On March 3, 2005, the Company entered into a letter agreement with Lake Shore Gold Corp ("Lake Shore"). for the sale of its interest in the Vogel Property. On closing, Lake Shore will pay C$3 million in cash and issue 100,000 Lake Shore common shares to Glencairn. Lake Shore will pay a further cash payment to Glencairn of C$500,000 once 600,000 oz. of gold have been confirmed on the property. The agreement is subject to due diligence by Lake Shore, Board approval and regulatory approval.

Lynn Lake Area

        The Company owns 100% of the Keystone Property in northern Manitoba which ceased operations in November 1999 and was place on care and maintenance in the spring of 2000.

Environmental

        Mining ceased at the Farley Lake open pit mine in November 1999 and reclamation activities started, once milling operations were terminated in late April 2000. The initial activities were the treatment of effluent water remaining in the holding ponds, and the shut-down and clean-up of the Lynn Mill placing it on a care and maintenance basis. The Company engages the services of two Winnipeg based environmental engineering consulting firms to provide technical advice on, engineering designs for, and site inspections of, the ongoing reclamation and closure activities in the Lynn Lake area.

        In 2003, limited work was carried out due to the Black Hawk's financial constraints resulting from a strike at its operation in Nicaragua. Approximately Cdn$600,000 of expenditures at the Farley Lake mine site were planned for 2004. Activities at the Farley Lake Mine are a continuation of work from 2001 and included disposal of used tires from mine equipment, removal of remaining scrap metal, final grading of the waste dumps and partial placement of overburden covers on both dumps. Field tests proved that the required compaction of the overburden layer for the South Waste Dump is readily achievable. Final engineering designs for all remaining earth works were also completed and application was made to government agencies for approval on the Farley Lake outlet control weir. Upon completion of the pending earth works all disturbed areas will be seeded to encourage the establishment of a natural vegetative cover. The pits have filled with ground water. Waste rock materials mined in the course of operations fell into two categories: either potentially acid generating or neutral. The neutral waste rock was placed in the north waste rock dump and it is not expected to generate acid rock drainage ("ARD"). The potentially acid generating waste rock was placed in the south waste rock dump; an engineered overburden cover is being constructed to seal this material from oxidation. Monitoring of discharge water since the commencement of this dump has given neutral pH results to date. A study on the assimilative capacity of the receiving waters with respect to the water outflow from the south waste dump will be initiated once the final overburden cover has been placed and seeded. The study is expected to provide additional information to evaluate the current closure plan and other options, if required, for an environmentally appropriate and cost-effective management of the south waste dump.

        Reclamation activities have been completed at the BT open pit mine that closed in 1996. The deposit typically had a relatively low sulphide content and, consequently, the waste dumps located adjacent to the mine are not expected to generate ARD. The majority of the rock dump faces were re-graded to a 2:1 slope angle, and a portion of the available topsoil materials on the site were placed to enhance re-vegetation on the site. The pit has refilled with ground water and is essentially at the level of the original ground surface. A perimeter rock berm is in place around the crest of the pit to prevent inadvertent access. The access road is being transferred to the Town of Lynn Lake. Reclamation work at BT was essentially completed in 2004.

        Tailings disposal from the Keystone Property processing operation involved the pumping of tailings either into the open stopes of the Farley mine located below the mill facilities, or into the flooded open pit mine located adjacent to the old Farley underground mine. In either case, the tailings were disposed of sub-aqueously, and do not present any long term ARD hazard. The water balance in the abandoned mine was maintained by pumping water from the "A" shaft located adjacent to the mill. The water typically contained low levels of cyanide as a complex with nickel or iron. These complexes were precipitated in the mill using lime, with the precipitate deposited underground with the tailings. Excess water is treated and discharged as necessary. All discharge water quality criteria were consistently met up to November 2001. In late 2001, nickel values in discharge waters exceeded the limits established for the environmental license; the Company immediately notified Manitoba Conservation. As instructed by Manitoba Conservation, the Company put in place temporary measures to cease discharging water from this site. Preliminary field investigations by the Company indicate that the source of the nickel impacting water quality discharge is coming from waste dumps left from historical base metal mining operations at Lynn Lake. The Company has never had mine operations in the immediate area of its Lynn Mill, nor has it engaged in any base metal mining or milling operations at Lynn Lake. Discussions with Manitoba government agencies are ongoing to address this issue. During early 2002 the metal content of the holding ponds returned to the previous low metal levels, and with the approval of Manitoba Conservation the Company was able to resume water discharge until mid 2004. Water levels in the holding ponds were lowered to provide extra capacity for seasonal rainfall and future spring run-off. With heavy rains in the Fall of 2004, water levels again rose, and with the flow through of contaminated waters from the neighbouring tailings management area discussed below, water treatment will be undertaken in 2005. Based on testing to date, it is expected that the metal content has been reduced to levels at which the Company will again be able to discharge water from the holding ponds and reduce water levels. Discussions have commenced with the owner of the neighbouring tailings area, which is the successor company to Sherritt Gordon (the former operator of the base metal mines in the area) as to responsibility for heavy metal contamination.

        Tailings deposited to the east of Lynn Lake facilities by Sherritt Gordon and other materials around the Lynn Mill from prior base metal operations remain in place, not reclaimed, and are the responsibility of others. The proximity of base metal tailings and waste dumps to the Lynn Lake mill and surrounding property may impact the Lynn Mill environmental license and in 2001 started to affect the water quality on the Keystone property. Site monitoring is ongoing and will be maintained to ensure the effective implementation of closure measures. The Company spent approximately $US$770,00 on completion of permanent closure work on the Farley Lake mine site and the BT mine site during

2004 and currently plans to expend approximately $1,387,000 in 2005. In addition, ongoing site maintenance work will be carried out on other properties where operations have been suspended.

        The Keystone Property employed a salaried staff of two full-time employees during 2004, sufficient to maintain environmental monitoring, and site security as well as a number of casual employees. Personnel are engaged in the site reclamation and rehabilitation programs, ongoing environmental monitoring and site security. Contractors and/or seasonal personnel will be engaged as required for future work programs.

        In early 2005, the Company sold the mill at Lynn Lake to Claude Resources Inc. for $100,000 and Claude's commitment to remove the mill equipment and dismantle the mill and smaller surrounding buildings and remove all material down to grade level. Removal of the buildings is to be carried out during the summer of 2005 and completed by October 31, 2005. The Company estimates that this work by Claude will result in significant savings for remediation work that Black Hawk would have been required to carry out.

        The Company also sold its interests in base metal mineral leases and claims in the area. The base metal properties were sold to Lynn Lake Nickel Mining Company Ltd. (part of the Wallbridge Mining Group) in March 2005 and it is expected that the gold properties in the area will be sold in 2005.

ITEM 6
DIVIDENDS

        Glencairn has not paid any dividends since incorporation. Glencairn has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the earnings, capital requirements and financial conditions of Glencairn. Glencairn does not anticipate that any dividends will be paid in the foreseeable future.

ITEM 7
DESCRIPTION OF CAPITAL STRUCTURE

        The Company has 155,240,531 Common Shares outstanding as of March 25, 2005. The Corporation is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation's board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

        The Company has 30,862,500 Common Share Purchase Warrants outstanding as of March 25, 2005. Each Common Share Purchase Warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. These warrants commenced trading on the TSX on March 3, 2004 under the trading symbol "GGG.WT". The Common Share Purchase Warrants are issued in registered form under and be governed by the terms of a warrant indenture, a copy of which has been filed by the Company on SEDAR. These warrants entitle the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Warrant Indenture contains the usual provisions designed to protect the holders of warrants against dilution upon the happening of certain events. The Warrant Indenture provides that further supplemental indentures may be entered into pursuant to which addition common share purchase warrants may be issued.

        The Company also has outstanding 1,870,664 common share purchase warrants issued in October 2003 which entitle the holder to purchase one common share at a price of $0.65 until April 15, 2005 and 1,352,500 Agent's options issued in November 2003 which entitle the holders to purchase one Common Share at a price of $0.85 until November 26, 2005.

ITEM 8
MARKET FOR SECURITIES

        The Common Shares are listed and posted for trading on the TSX under the symbol "GGG" and commencing on February 23, 2005 on the AMEX under the symbol "GLE". The Common Share Purchase Warrants were listed and posted for trading on the TSX under the symbol "GGG.WT" and commenced trading on March 3, 2004.

        The following table sets forth the Canadian Dollar price ranges and volume of Common Shares during the periods indicated on the Toronto Stock Exchange.

Common Shares -Toronto Stock Exchange

Period	High	Low	Volume
December 2004	0.57	0.48	6,298790
November 2004	0.77	0.56	7,021,556
October 2004	0.78	0.61	6,323,425
September 2004	0.78	0.46	9,328,034
August 2004	0.55	0.46	3,616,113
July 2004	0.65	0.49	4,912,459
June 2004	0.70	0.56	1,902,321
May 2004	0.72	0.55	3,025,091
April 2004	0.83	0.64	6,062,384
March 2004	0.87	0.70	5,826,858
February 2004	1.03	0.73	9,713,662
January 2004	1.05	0.75	6,544,409

Common Share Purchase Warrants -Toronto Stock Exchange

Period	High	Low	Volume
December 2004	0.23	0.18	658,200
November 2004	0.30	0.20	890,750
October 2004	0.28	0.21	509,500
September 2004	0.24	0.16	1,876,250
August 2004	0.22	0.20	129,694
July 2004	0.28	0.23	472,093
June 2004	0.32	0.20	482,250
May 2004	0.31	0.22	518,928
April 2004	0.36	0.26	976,843
March 2004	0.39	0.23	2,381,639

ITEM 9
DIRECTORS AND OFFICERS

        The following table sets forth the name, province/state and country of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director and/or an executive officer of the Company. Directors are elected annually for a one year term. Mr. Benner is not standing for re-election at the Annual an Special Meeting of Shareholders scheduled to be held on May 10, 2005. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 25, 2005.

Number of Common Shares
Beneficially Owned,
Name and			Directly or Indirectly or
Province/State and		Principal Occupation and	Over Which Control or
Country of Residence	Position with the Company	Directorships	Direction is Exercised

Kerry J. Knoll	President and Chief	President and Chief	1,874,724(5)
Ontario, Canada	Executive Officer. Director	Executive Officer of
	since April 22, 1987.	Glencairn. Director of Patent
Enforcement and Royalties
Ltd. and Seymour
Exploration Corp.
Ian J. McDonald(2)	Chairman. Director since	Chairman of Glencairn.	1,430,574(6)
Ontario, Canada	June 18, 1992.	Chairman and Chief
Executive Officer of Patent
Enforcement and Royalties
Ltd.; Director of Wheaton
River Minerals Ltd., Alpha
One Corporation and Intrepid
Minerals Corporation
John Kalmet(3)(4)	Director since March 21,	Mining Engineer. Director	180,000(7)
British Columbia, Canada	2002.	of Kimber Resources Inc.
and North American
Tungsten Corporation Ltd.
Patrick J. Mars(1)(3)	Director since September	Business consultant since	40,000(8)
Ontario, Canada	26, 2002.	June 2001. Director of
Yamana Gold Inc., First
Point Minerals
Corporation, Carpathian
Gold Inc., Endeavour
Mining Capital
Corporation, Manicouagan
Minerals Inc. and Sage
Gold Inc.
Colin K. Benner(3)(4)	Director since October 17,	President and Chief	158,091(9)
British Columbia, Canada	2003.	Executive Officer of
EuroZinc Mining
Corporation, a mining
company; Director of
Tahera Diamond
Corporation, Gold Hawk
Resources Inc., Western
Canadian Coal Corporation
and Major Drilling
International Group Inc.
Donald K. Charter(2)	Director since October 17,	Chairman, President and	-(10)
Ontario, Canada	2003.	Chief Executive Officer of
Dundee Securities
Corporation, an investment
dealer and Dundee Private
Investors Inc.; Executive
Vice President of Dundee
Corporation and Dundee
Wealth Management Inc.,
financial services companies;
Director of Breakwater
Resources Ltd., Eurogas
Corporation, IAMGold
Corporation and Great
Plains Exploration Inc.

Number of Common Shares
Beneficially Owned,
Name and			Directly or Indirectly or
Province/State and		Principal Occupation and	Over Which Control or
Country of Residence	Position with the Company	Directorships	Direction is Exercised

Gordon F. Bub(1)(2)	Director since October 17,	President and Chief	958,826(11)
British Columbia, Canada	2003.	Executive Officer of Gold
Hawk Resources Inc., an
exploration company;
Director of Western
Canadian Coal Corp.
Kevin C. Drover	Chief Operating Officer	Chief Operating Officer of	72,548(12)
Ontario, Canada		Glencairn.
Peter Tredger	Executive Vice President.	Geological Engineer and	167,605(13)
British Columbia, Canada		Executive Vice President
of Glencairn.
T. Derek Price	Vice President, Finance and	Vice President, Finance and	271,111(14)
British Columbia, Canada	Chief Financial Officer.	Chief Financial
Officer of
Glencairn.
Dunham Craig	Vice President, Corporate	Vice President, Corporate	90,000(15)
British Columbia, Canada	Development.	Development of Glencairn.
Michael B. Gareau	Vice President, Exploration.	Vice President, Exploration	88,558(16)
Ontario, Canada		of Glencairn.
Paul D. Caldwell	Controller	Controller of Glencairn	126,745(17)
Ontario, Canada
Lorna D. MacGillivray	Corporate Secretary and	Corporate Secretary and	50,000(18)
Ontario, Canada	General Counsel.	General Counsel of
Glencairn.

(1)	Audit Committee
(2)	Corporate Governance Committee
(3)	Compensation Committee
(4)	Safety and Environment Committee
(5)	Also holds options to acquire 1,600,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 95,556 Common Shares at prices ranging from $0.65 to $1.25.
(6)	Also holds options to acquire 1,300,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 104,445 Common Shares at prices ranging from $0.65 to $01.25.
(7)	Also holds options to acquire 535,000 Common Shares at prices ranging from $0.44 to $0.95 per share and warrants to acquire 50,000 Common Shares at prices ranging from $0.65 to $01.25.
(8)	Also holds options to acquire 600,000 Common Shares at prices ranging from $0.50 to $0.95.
(9)	Also holds options to acquire 745,333 Common Shares at prices ranging from $0.24 to $2.16 per share and warrants to acquire 43,333 Common Shares at prices ranging from $0.65 to $01.25.
(10)	Holds options to acquire 460,000 Common Shares at prices ranging from $0.29 to $0.95 per share.
(11)

Includes 110,000 Common Shares owned by Mr. Bub’s daughter over which Mr. Bub exercises direction. Also holds options to acquire 460,666 Common Shares at prices ranging from $0.48 to $0.95 per share and warrants to acquire 33,333 Common Shares exercisable at $0.65.

(12)	Also holds options to acquire 900,000 Common Shares exercisable at prices ranging from $0.55 to $0.95 and warrants to acquire 25,000 Common Shares exercisable at $01.25.
(13)	Also holds options to acquire 400,000 Common Shares at prices ranging from $0.44 to $0.95 per share and warrants to acquire 27,777 Shares at $0.65.
(14)	Also holds options to acquire 900,000 Common Shares exercisable at prices ranging from $0.48 to $0.95 per share and warrants to acquire 127,556 Common Shares at prices ranging from $0.65 to $1.25.
(15)	Also holds options to acquire 600,000 Common Shares exercisable at $0.50 per share and warrants to acquire 22,500 Common Shares exercisable at $0.65.
(16)	Also holds options to acquire 375,000 Common Shares exercisable at prices ranging from $0.55 to $0.95 per share.

(17)	Also holds options to acquire 255,000 Common Shares at prices ranging from $0.55 to $1.65 per share.
(18)	Also holds options to acquire 300,000 Common Shares exercisable at prices ranging from $0.55 to $0.95 per share and warrants to acquire 25,000 Common Shares exercisable at $1.25.
(19)	All exercise prices set out above are in Canadian dollars.

        Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Knoll who held various positions with the Company including Co-Chairman and President of the Company until May 22, 2002 and prior thereto, from 1991 to October 2001, held various positions with Wheaton River including President and Vice President, Investor Relations; Mr. McDonald who, from 1990 to October 2001, was Chief Executive Officer of Wheaton River; Mr. Kalmet who, from February 1996 to October 2001, was President of Wheaton River; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First Marathon Securities (UK) Ltd./NBC Financial (UK); Mr. Benner who, prior to December 24, 2004 was President and Chief Executive Officer of Breakwater and prior to November 2001 was President and Chief Operating Officer of Breakwater and Mr. Bub who, prior to November 2003 was a self-employed Consultant and prior to November 2001, was Chairman and Chief Executive Officer of Breakwater; Mr. Tredger who, from July 1993 to September 2001, was Vice President of Wheaton River; Mr. Drover who, from 1999 to December 2003, was Vice President, Operations of Kinross Gold; Mr. Price who, from 1997 to June 2003, was Vice President, Finance and Chief Financial Officer of Wheaton River; Mr. Craig who, from May 2002 to December 1, 2002 was President of Glencairn and prior thereto, from August 1993 to August 2002, was Vice President, Exploration and Corporate Development of Wheaton River; Mr. Gareau who, from June 1998 to October 2003, was Vice President, Exploration of Black Hawk; Mr. Caldwell who, from July 1996 to October 2003, was Controller of Black Hawk; and Ms. MacGillivray who was Vice President, Secretary and General Counsel of Campbell Resources Inc. until December 2003.

        As at March 25, 2005, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,508,782 common shares, representing approximately 3.6% of the total number of Glencairn common shares outstanding.

Corporate Cease Trade Orders or Bankruptcies

        No director, officer, promoter or other member of management of the Company is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998 and Mr. Peter Tredger who was a director of Armada Gold Corporation (“Armada”) from November 1993 to June 1996, and from May 1997 to June 2001. In July 1999, a cease trade order was issued by the British Columbia, Alberta and Ontario securities commissions as a result of Armada’s failure to file annual audited financial statements for the 1998 financial year. In June 2000, Armada’s common shares were delisted from the Canadian Venture Exchange and the Toronto Stock Exchange.

Conflicts of Interest

        To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company, or persons who, as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies. The Company has adopted and implemented a Code of Business Conduct and Ethics, posted on its website, which states that situations, where a conflict of interest exists, appear to exist or could arise, are to be avoided. The Code sets out the procedure to be followed should a conflict of interest arise involving any employee, officer or director.

        The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Audit Committee Information and Charter

        The Charter of the Audit Committee of the Board of Directors, approved on April 19, 2004 and reviewed and confirmed on March 10 and 11, 2005, is attached as Exhibit 1.

        The members of the Audit Committee are Patrick J. Mars (Chairman), Colin K. Benner and Gordon F. Bub, all of whom are unrelated directors under the TSX Corporate Governance Guidelines and independent under Multilateral Instrument 52-110-Audit Committee. Messrs. Mars, Benner and Bub have served as Chief Executive Officers of public mining companies and as such have supervised persons who prepared financial statements. In addition, Mr. Mars has experience in the mining finance business, both as an analyst and financial advisor, and has served as a Governor of the Toronto Stock Exchange from 1984-87 and a director of the Investment Dealers Association from 1992-1994. This experience has provided the members of the Audit Committee with an understanding of accounting principles and the ability to assess the general application of such principles in the preparation of the Company’s financial statements. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company.

External Auditor Service Fees

        Fees payable to the Registrant’s independent auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2004, and December 31, 2003, totaled Cdn$541,350 and Cdn$202,232, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2004	December 31, 2003
(All in Canadian dollars)

Audit Fees	421,350	85,226

Audit Related Fees	50,000	50,179

Tax Fees	11,000	21,827

All Other Fees	59,000	45,000

TOTAL	541,350	202,232

        Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements, review of interim financial statements included in the Company’s quarterly reports and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

        Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of the Company’s various employee benefit plans, subsidiary audits, and other services related to acquisitions and dispositions.

        Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, advisory services regarding common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and advisory services regarding restructurings, mergers and acquisitions.

        Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above and included French translation of the consolidated financial statements and services provided by PwC Antigua related to the Company’s off-shore bank.

Pre-Approval Policies and Procedures

        The Audit Committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to the Registrant’s management as to the specific types of services that have been pre-approved. The policy requires audit committee specific approval of all other permitted types of services that have not been pre-approved. The Registrant’s senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The Audit Committee has delegated to its Chairman the authority to evaluate and approve engagements in the event that the need arises for pre-approval between Audit Committee meetings up to an aggregate of Cdn$25,000. If the Chairman approves any such engagements, he reports his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in the applicable rules of the Commission.

ITEM 10
LEGAL PROCEEDINGS

Legal Proceedings

        The Company is or may be a party to certain material legal proceedings and is subject to the risks of all these material legal proceedings, which, if decided adversely may have a material effect on its financial or business position or prospects.

        Blue Hill Mine Litigation

        In November 2004, a complaint was filed by the State of Maine against Black Hawk, a subsidiary of the Company, Kerramerican, Inc., a subsidiary of Noranda Inc., and Denison Energy Inc. in respect of remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, Inc. which was the operator and holder of a 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine has indicated that its objective is the additional remediation of the mine site. The entire cost of remediation was estimated at $10 million at December 31, 2003.

        In February 2005, Kerramerican, Inc. joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery by the Attorney General from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation. It is then up to the potentially responsible parties to negotiate or obtain and adjudication of their respective allocable share of such responsibility. Glencairn believes that it is not a proper party to the action and that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican, Inc.

        On November 25, 2004 Black Hawk commenced proceedings in Ontario for, among other things, a declaration that Kerramerican, Keradamex, Inc., a subsidiary of Noranda, and Noranda are bound to indemnify and save harmless Black Hawk in accordance with the terms of the joint venture agreement. In January 2005, Kerramerican, Keradmex, and Noranda issued a counterclaim against Black Hawk, the Company, Denison Mines

Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity.The outcome of the litigation cannot be determined at this time.

        Town of Lynn Lake Tax Litigation Settlement

        In 1993, Black Hawk acquired an interest in the Keystone Property (“Keystone”) in the Province of Manitoba. Under the terms of an agreement with the Province of Manitoba (the “Townsite Agreement”), Black Hawk could make grants to the local government of Lynn Lake in lieu of taxes. In 1998, the Town of Lynn Lake advised the Company that the Townsite Agreement had been terminated and that the Company owed outstanding taxes. In 1999, Lynn Lake seized gold produced by Keystone which was returned in exchange for a chattel mortgage on the mill and a Cdn$250,000 bond. In 2002, certain equipment was seized to recover approximately Cdn$6 million in tax arrears and penalties owed for 1997 through 2000. The Company continues to contest the judgement enforcing the Lynn Lake tax assessments or to vary such assessments so as to reduce the quantum that it owes in tax arrears and penalties. Discussions with the provincial assessor were unsuccessful in resolving the matter. Black Hawk intends to file a Statement of Claim challenging the validity of the tax bills for the years 1997 through 2000 and the seizure of the equipment on the basis that the tax assessments were not properly issued and the tax bills were improperly issued. It also believes that the assessed value of the property for those and subsequent years should be reduced and, depending on the outcome of the action, the assessment values will be appealed to the Manitoba Municipal Board.

        In September 2004, Glencairn settled a tax dispute, involving Black Hawk, the Town of Lynn Lake, Province of Manitoba and the Manitoba Provincial Assessor, for municipal taxes, arrears and penalties for the period 1997 through 2003 relating to the Keystone Gold Mine. Pursuant to the settlement, Glencairn paid Cdn$825,129 to the Town of Lynn Lake, the parties agreed to cease all ongoing legal actions and the Town of Lynn Lake released a bond of Cdn$250,000, a chattel mortgage on the Lynn mill and all liens on equipment.

        Bellavista-Constitutional Court Proceeding

        Glencairn’s subsidiary, Metales Procesados MRW S.A., has been made a party to a legal proceeding, brought by an anti-mining special interest group in Costa Rica before the Constitutional Court of Costa Rica against three branches of the Government of Costa Rica, that alleges several deficiencies in the process followed by the Government in granting permits for the Bellavista Mine. These same individuals have previously unsuccessfully tested several of these issues through the courts and by administrative means. The legal proceeding does not include a challenge to the exploitation concession under which Metales’ holds its mineral rights to the Bellavista Mine. Glencairn and its Costa Rican legal counsel have reviewed the allegations and believe they are without legal merit and factual basis. Governmental officials in Costa Rica have stated publicly on several occasions that construction of the mine is being carried out in compliance with Costa Rican law. Glencairn understands that it may take as long as three years before a decision is rendered by the Court.

        The actions taken by this group also include erroneous statements circulated on the internet that attempt to link Glencairn to an ongoing political scandal in Costa Rica. There are no grounds for the statements made by this group. In 2005, Glencairn initiated legal action in Ontario against the group, Canadian Committee to Combat Crimes Against Humanity (“CCCCH”) for damages for defamation and diminution in the share value in the amount of CDN$17 million as a consequence of statements made in a press release published over the Internet. The Statement of Claim was issued on January 25, 2005. A Statement of Defence was served on March 17, 2005.

        Handy & Harmon Bankruptcy Litigation

        In May 1997, a subsidiary of the Company, entered into a contract with Handy & Harmon Refining Group, Inc. (“Handy”), a gold refinery company. In 2000, Handy filed for bankruptcy in the United States. Handy has asserted that certain of its creditors, including the Company, received significant preferential transfers that were voidable under the US bankruptcy laws. Handy claimed that, on or within 90 days before the bankruptcy petition date, it had made certain transfers of its property to or for the benefit of the Company, including a transfer of 2,400 ounces of gold in March 2000. In addition, Handy claimed that after the commencement of the bankruptcy proceeding, Handy made transfers of its property to the Company, which were not authorized by the court or under the US bankruptcy laws, including a transfer of gold and silver valued at $700,000. The Company has asserted that Handy, as a refiner, did not hold title to any of the property alleged to have been transferred until, as provided by contract, such time as payment was tendered to the Company. The Company’s subsidiary has presented defences to the alleged transfers. This litigation is presently in the discovery process and is currently scheduled for pre-trial conference on June 6, 2005.

ITEM 11
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        In October 2001, the Company engaged a subsidiary of Breakwater Resources Ltd. to provide purchasing and logistics services for the Limon Mine. Four of the directors of the Company were also directors and/or officers of Breakwater during 2004 and the latter part of 2003. Fees of $110,000, $124,000 and $126,000 were paid for the year ended December 31, 2004, 2003 and 2002 respectively under this agreement. During 2004 and 2003, the Company purchased materials and supplies from Breakwater for $367,000 and $396,000 respectively. The Company also paid Breakwater consulting and other fees and rent during 2003 and 2002 of $66,000 and $61,000 respectively. Until October 2003, Breakwater was engaged to manage the Limon Mine at an annual fee of $100,000, reimbursement of expenses and a bonus if costs were reduced by a certain amount. Pursuant to this mine management agreement, the Company paid Breakwater $145,000 and $129,000 in 2003 and 2002 respectively.

        During 2003 and 2004, the Company provided management and administrative services and office space to Patent Enforcement and Royalties Ltd. At December 31, 2004 the Company was owed $70,000 for services provided and rent for 2003 and 2004. Messrs. Knoll, McDonald, Tredger and Price are directors and/or officers of the Company and Patent Enforcement.

        During 2003, the Company paid $26,000 in consulting fees to a corporation controlled by Messrs. Knoll and McDonald.

ITEM 12
TRANSFER AGENTS AND REGISTRARS

        Equity Transfer Services Inc. is the Company’s transfer agent and registrar for both its Common Shares and Common Share Purchase Warrants. The registers of transfers are maintained at the offices of Equity Transfer located at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

ITEM 13
MATERIAL CONTRACTS

        The Company entered into a Warrant Indenture dated November 26, 2003 and two Supplemental Warrant Indentures dated March 3, 2004 and December 9, 2004 pursuant to which it has issued an aggregate of 30,862,500 Common Share Purchase Warrants. These warrants entitle the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Warrant Indenture contains the usual provisions designed to protect the holders of warrants against dilution upon the happening of certain events. The Warrant Indenture provides that further supplemental indentures may be entered into pursuant to which additional Common Share Purchase Warrants may be issued.

ITEM 14
INTEREST OF EXPERTS

        None of Roscoe Postle Associates Inc., Pincock, Allen & Holt Ltd. or any director or officer employee or partner thereof, as applicable, has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As of the date hereof, the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly in the aggregate less than one per cent of the securities of the Company. No director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate of the Company.

        PricewaterhouseCoopers LLP, Chartered Accountants, are the Company's auditors and such firm has prepared an opinion with respect to the Corporation's financial statements as at and for the fiscal year ended December 31, 2004.

    Mr. Michael Gareau, author of the Technical Report on Santa Pancha dated November 24, 2004, is Vice President, Exploration and an employee of the Company. Mr. Gareau’s ownership of securities of the Company is disclosed under Item 9 “Directors and Officers of this Annual Information Form. Mr. Ken Atkin, the Qualified person who supervised the preparation of the mineral reserve and resource estimates of the Limon Mine, is an employee of the Company and hold options entitling him to purchase 75,000 common shares exercisable at Cdn$0.55.

ITEM 15
ADDITIONAL INFORMATION

        Additional information relating to the Company can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans will be contained in the management information circular of the Company to be prepared in connection with the Company's annual and special meeting of the shareholders scheduled to be held on May 10, 2005 which will be available on SEDAR at www.sedar.com. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the four months ended December 31, 2004.

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

I.	PURPOSE

        The Audit Committee is a committee of the Board of Directors of Glencairn Gold Corporation (the “Company”). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

•	overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

•	recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

•	serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Company's policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

        The Audit Committee shall be comprised of at least three directors. Unless otherwise authorized by the Board of Directors, each Committee member shall be:

•	an "unrelated director" as such term is defined in Schedule A; and

•	"independent" as such term is defined in Schedule A.

        In addition, unless otherwise authorized by the Board of Directors, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Schedule A, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

        All members shall, to the satisfaction of the Board of Directors, “financially literate” as defined in Schedule A.

        The members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board or until their successors shall be duly appointed and qualified. Unless a Chairman is elected by the full Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

        The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related Management Discussion & Analysis and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related Management Discussion & Analysis prior to their publishing.

        The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditors of the Company.

        As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chairman should meet with the independent auditor and management quarterly to review the Company’s financial statements.

        Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Committee or such greater number as the Audit Committee shall by resolution determine.

        Meetings of the Audit Committee shall be held from time to time and at such place as the Audit Committee or the Chairman of the Committee shall determine upon 48 hours notice to each of members. The notice period may be waived by a quorum of the Committee. Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

        To fulfill its responsibilities and duties the Audit Committee shall:

1.	Create an agenda for the ensuing year.

2.	Review and update this Charter at least annually, as conditions dictate.

3.	Describe briefly in the Company’s annual report and more fully in the Company’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.

4.	Report periodically to the Board of Directors.

Documents/Reports Review

5.	Review with management and the independent auditors, the organization’s interim and annual financial statements, management discussion and analysis and any reports or other financial information to be submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board of Directors prior to their filing, issue or publication.

6.	Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

7.	Review with financial management and the independent auditor the Company’s financial statements, MD&A’s and earnings releases and any filings which contain financial information, to be filed with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chairman of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

Independent Auditor

8.	Recommend to the Board of Directors the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

9.	Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

10.	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

11.	Review and approve requests for any management consulting engagement to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees.

12.	Review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

13.	Periodically consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

14.	Arrange for the independent auditor to be available to the Audit Committee and the full Board of Directors as needed. Ensure that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

15.	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

16.	Ensure that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of the Company;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services and expert services unrelated to the audit; and

•	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

17.	Ensure that it is informed of each non-audit service and pre-approve any permissible non-audit services of the independent auditors, in accordance with applicable legislation. In connection with the pre-approval of permissible non-audit services, adopt specific policies and procedures for the engagement of such services, which detail the particular non-audit services. Such procedures must not include delegation of the committee’s responsibilities to management.

Financial Reporting Processes

18.	In consultation with the independent auditor review the integrity of the organization’s financial and accounting and reporting processes, both internal and external.

19.	Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

20.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

21.	At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

22.	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

23.	Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.	Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.	Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

26.	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

27.	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

28.	Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29.	Review activities, organizational structure, and qualifications of the chief financial officer and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board of Directors.

Ethical and Legal Compliance

30.	Review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code of Ethical Conduct and to review the results of confirmations and violations of such Code.

31.	Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

32.	Review, with the organization’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

Risk Management

33.	Make inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

34.	Ensure that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

35.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

General

36.	Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The committee shall be empowered to retain independent counsel, accountants and other professionals to assist It in the conduct of any investigation.

37.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

SCHEDULE A

Unrelated Director – TSX Corporate Governance Guidelines

An “unrelated director”, in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange, means a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”) if that member has no direct or indirect relationship with the issuer, which could reasonably interfere with the exercise of the member’s independent judgment. The following individuals are considered to have a material relationship with the issuer and, as such, cannot be a member of the Audit Committee:

(a)	an individual who is, or has been, an employee or executive of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(b)	an individual whose immediate family member is, or has been, an executive officer of the issuer, unless the prescribed period has elapsed since the end of the service or employment;

(c)	an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(d)	an individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(e)	an individual who is, or has been, or whose immediate family member is or has been, an executive officer of any entity if any of the issuer’s current executive officers serve on the entity’s compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

(f)	an individual who:

(i)	has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time Chairman or Vice-Chairman of the board or any board committee; or

(ii)	receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time Chairman or Vice-Chairman of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation; and

(g)	an individual who is an affiliated entity of the issuer or any of it subsidiary entities.

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.